Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West announces fourth quarter and year end results

    CALGARY, Feb. 26 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE -
PWE) is pleased to announce its results for the fourth quarter and year ended
December 31, 2006.
    -------------------------------------------------------------------------

    <<
    Financial Results

    -   The Petrofund operations and cash flows were reflected from
        July 1, 2006 forward.
    -   Penn West mitigated the recent decline in natural gas prices, as its risk management program realized $18 million in hedging gains in the fourth quarter of 2006.
    -   Cash flow of $303 million ($1.23 per unit, basic) in the fourth quarter of 2006 was 9 percent lower than cash flow of $333 million
        ($2.03 per unit, basic) realized in the fourth quarter of 2005, for the most part due to lower natural gas prices.
    -   Net income decreased to $123 million ($0.44 per unit, basic) in the fourth quarter of 2006 from $241 million ($1.48 per unit, basic) in the fourth quarter of 2005, mainly due to lower natural gas prices and higher depletion charges as a result of the Petrofund merger.

    Operations

    -   Production averaged 129,915 boe per day in the fourth quarter of 2006 compared to 98,205 boe per day in the same period of 2005 and 129,059 boe per day in the third quarter of 2006.
    -   Crude oil and NGL production averaged 70,819 barrels per day and natural gas production averaged 355 mmcf per day in the fourth quarter of 2006.
    -   Penn West invested $159 million on capital development and drilled
        52 net wells in the fourth quarter with a success rate of 96 percent.

    Cash Distributions

    -   Penn West's Board of Directors recently resolved to keep our distribution level at $0.34 per unit, per month based on current forecasts of commodity prices and currently planned 2007 capital expenditures.

    Tax Announcement

    -   On October 31, 2006, the Government of Canada announced proposed changes to the taxation of income trusts. Effective in 2011, Penn
        West could be, in effect, subject to tax on its distributions at corporate income tax rates. Draft legislation has been distributed for comment, the rules related to "undue expansion" were clarified and hearings of the House of Commons' Finance Committee have commenced. Under the undue expansion rules, Penn West can grow its equity by approximately $10 billion without prematurely triggering the proposed tax. The trust is active, and intends to remain active, with various parties pursuing a re-evaluation of the tax proposals.
        We are also reviewing structural alternatives that could limit the future effects of the tax proposals on Penn West.

    Long-term Project Updates

    -   During the fourth quarter of 2006, Penn West drilled eight horizontal wells in its Peace River Oil Sands project. In 2007 to date, Penn

        West has drilled 11 horizontal wells and 12 exploration wells. As a result of positive production and exploration results, the capital budget for the project in 2007 has been increased to $175 million from $100 million. The additional capital will accelerate our exploration program in the Peace River Oil Sands and provide additional capital for research, development drilling and facilities.
        Current production is 3,600 barrels per day with target production of
        6,000 - 8,000 barrels per day by the end of 2007. The additional capital should position Penn West for more rapid expansion of the
        Peace River Oil Sands project in the future.
    -   Work continued on our Pembina CO2 pilot project where we have experienced excellent injection and containment of CO2 into the
        Cardium pool. We will be expanding the pilot to evaluate using horizontal wells to boost production and injection rates from the
        Cardium. Currently, we are evaluating moving towards a more integrated solution to CO2 supply that would tie into our
        development of the Peace River Oil Sands.
    -   During the fourth quarter of 2006, Penn West continued to be active on its other enhanced oil recovery projects. Work continued on two additional CO2 patterns at the Joffre Viking Unit with CO2 injection expected to start during the first quarter of 2007.
    -   Ongoing development at the Weyburn CO2 enhanced oil recovery project is continuing with higher than expected response rates to additional
        CO2 flooding. Based on these results, and improvements to the CO2 recycling capability, the infill drilling program has been expanded to 55 wells (12 net) from 40 wells (eight net).

    HIGHLIGHTS
                               Three months ended                 Year ended
                                      December 31                December 31
                        -----------------------------------------------------
    ($ millions, except
     per unit and                              %                          %
     production amounts)    2006      2005  change     2006      2005  change
    -------------------------------------------------------------------------
    Financial

    Gross revenues      $  578.5  $  554.5      4  $2,100.9  $1,919.0      9
    Cash flow              303.3     332.6     (9)  1,176.8   1,184.6     (1)
      Basic per unit        1.23      2.03    (39)     5.86      7.28    (20)
      Diluted per unit      1.22      2.03    (40)     5.78      7.14    (19)
    Net income             122.9     241.1    (49)    665.6     577.2     15
      Basic per unit        0.44      1.48    (70)     3.32      3.55     (6)
      Diluted per unit      0.44      1.46    (70)     3.27      3.48     (6)
    Capital
     expenditures, net     159.4       6.3  2,430     577.9     456.7     27
    Total debt at
     period-end          1,285.0     542.0    137   1,285.0     542.0    137
    Distributions paid     241.3     143.6     68     781.8     270.9    189
    Dividends paid      $      -  $      -      -  $      -  $   17.5      -

    Operations

    Daily production
      Natural gas
       (mmcf/d)            354.6     277.5     28     312.5     287.8      9
      Light oil and NGL
       (bbls/d)           48,233    33,227     45    39,514    33,137     19
      Conventional
       heavy oil
       (bbls/d)           22,586    18,726     21    20,776    18,705     11
    -------------------------------------------------------------------------
    Total production
     (boe/d)             129,915    98,205     32   112,369    99,807     13
    -------------------------------------------------------------------------

    Average sales price
      Natural gas
       ($/mcf)          $   6.97  $  11.66    (40) $   6.75  $   8.68    (22)
      Light oil and NGL
       ($/bbl)             57.43     64.28    (11)    65.02     62.59      4
      Conventional
       heavy oil ($/bbl)   37.57     34.95      7     43.07     35.71     21

    Netback per boe
      Sales price       $  46.88  $  61.38    (24) $  49.58  $  52.50     (6)
      Risk management       1.53         -      -      1.64      0.18    811
    -------------------------------------------------------------------------
      Net sales price      48.41     61.38    (21)    51.22     52.68     (3)
      Royalties             9.12     12.52    (27)     9.10      9.74     (7)
      Operating expenses   10.61      9.44     12     10.39      8.99     16
      Transportation        0.51      0.64    (20)     0.60      0.62     (3)
    -------------------------------------------------------------------------
      Netback           $  28.17 $   38.78    (27) $  31.13  $  33.33     (7)
    -------------------------------------------------------------------------
    The above information includes measures not defined under generally accepted accounting principles, including cash flow, barrels of oil equivalent and netback. Cash flow is cash flow from operating activities before changes in non-cash working capital, cash option payments, and asset retirement expenditures and includes realized foreign exchange gains. Please refer to the calculation of cash flow table on the first page of the Management's Discussion and Analysis for more details.
    Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). Netback is a per unit measure of operating margin used in capital allocation decisions.

    DRILLING PROGRAM
                              Three months ended                  Year ended
                                     December 31                 December 31
                        -----------------------------------------------------
                              2006          2005          2006          2005
                        -----------------------------------------------------
                       Gross   Net   Gross   Net   Gross   Net   Gross   Net
    -------------------------------------------------------------------------
    Natural gas           34    12      13    13     181   105     150   148
    Oil                   50    38      37    34     193   149     119   110
    Dry                    3     2       4     4      17    16      18    18
    -------------------------------------------------------------------------
    Total wells           87    52      54    51     391   270     287   276
    -------------------------------------------------------------------------
    Success Rate                96%           92%           94%           93%
    -------------------------------------------------------------------------

    UNDEVELOPED LANDS
                                                           As at December 31
                                        -------------------------------------
                                              2006         2005     % change
    -------------------------------------------------------------------------
    Gross acres (000s)                       4,176        4,390           (5)
    Net acres (000s)                         3,715        4,142          (10)
    Average working interest                    89%          94%          (5)
    -------------------------------------------------------------------------

    FARM-OUT ACTIVITY

                                Three months ended                Year ended
                                       December 31               December 31
                           --------------------------------------------------
                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Wells drilled on
     farm-out lands(1)             57           15          169          103
    -------------------------------------------------------------------------
    (1) Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm-out agreements.

    CORE AREAS
                                                            Undeveloped land
                                                                       as at
                Net wells drilled for   Net wells drilled  December 31, 2006
               the three months ended  for the year ended      (thousands of
    Core Area       December 31, 2006   December 31, 2006          net acres)
    -------------------------------------------------------------------------
    Central                        21                  89               1,305
    Plains                         31                 148               1,365
    Northern                        -                  33               1,045
    -------------------------------------------------------------------------
                                   52                 270               3,715
    -------------------------------------------------------------------------

    TRUST UNIT DATA

                                                      Year ended December 31
                           --------------------------------------------------
    (millions of units)                       2006         2005     % change
    -------------------------------------------------------------------------
    Weighted average

      Basic                                  200.8        162.6           23
      Diluted                                203.5        165.9           23

    Outstanding as at December 31

      Basic                                  237.1        163.3           45
      Basic plus trust unit rights           248.4        172.7           44
    -------------------------------------------------------------------------
    On June 30, 2006, Penn West issued approximately 70.7 million trust units on the closing of the Petrofund merger.

    a)  Reserve category splits under forecast prices and costs

                      -------------------------------------------------------
                                                          Natural  Barrels of
                          Light &              Natural        Gas         Oil
    Reserve            Medium Oil  Heavy Oil       Gas    Liquids  Equivalent
    Estimates
    Category(1)(2)        (mmbbl)    (mmbbl)      (bcf)    (mmbbl)    (mmboe)
    -------------------------------------------------------------------------

    Proved
    Developed
     producing             146.9       40.9      667.6       17.1      316.2
    Developed
     non-producing           6.6        3.1       46.6        1.0       18.5
    Undeveloped             33.4        1.8       43.4        1.5       44.0
    -------------------------------------------------------------------------
    Total proved           186.9       45.9      757.6       19.6      378.7
    Probable                50.9       14.0      203.2        5.3      104.1
    -------------------------------------------------------------------------
    Total proved

     plus probable         237.8       59.9      960.8       24.9      482.8
    -------------------------------------------------------------------------
    (1) Working interest reserves before royalty burdens and excluding royalty interests.
    (2) Columns may not add due to rounding.

    Penn West's reserves continue to reflect a high concentration of proved developed reserves. Of total proved reserves, only 12 percent were undeveloped at December 31, 2006 and 2005. Of total proved plus probable reserves, only nine percent were undeveloped at December 31, 2006, compared to 10 percent a year ago.
    Penn West's reserves also contain a high netback product mix. At December
31, 2006, on a proved plus probable basis, reserves other than heavy oil were
88 percent of total reserves on a barrel of oil equivalent basis compared to
82 percent a year ago.
    As at December 31, 2006, there were only approximately 7.8 million barrels of proved plus probable reserves of heavy oil booked for the Peace River Oil
Sands project and no reserves booked for potential future light oil additions from the Pembina CO2 enhanced recovery projects in the pilot project stage.
Penn West believes these factors speak to the relative quality, stability and growth potential of our asset base.
    GLJ Petroleum Consultants Ltd. evaluated Penn West's reserves for all properties. The reserve estimates have been calculated in compliance with the
National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities
("NI 51-101"). Under NI 51-101, proved reserve estimates are defined as having a high degree of certainty with a targeted 90 percent probability that actual reserves recovered over time will equal or exceed proved reserve estimates.
For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be less than or greater than the proved plus probable reserves estimate.
    Proved undeveloped reserves are mainly associated with planned infill drilling in existing pools.
    Additional reserve disclosure tables, as required under NI 51-101, will be contained in Penn West's Annual Information Form that will be filed on SEDAR at www.sedar.com.

    b)  Reconciliation of Gross Interest Reserves (working interest before royalty burdens) using forecast prices and costs

                               Oil and NGLs                Natural Gas
                       ------------------------------------------------------
                                            Proved                     Proved
                                              plus                       plus
                         Proved  Probable probable  Proved  Probable probable
    Reconciliation
    Items(1)             (mmbbl)  (mmbbl)  (mmbbl)   (bcf)     (bcf)    (bcf)
    -------------------------------------------------------------------------
    December 31, 2005     196.3     44.4    240.7    565.1    133.2    698.4
    Extensions              2.2      0.3      2.5     18.4      2.6     21.1
    Improved recovery       5.6      4.9     10.5     10.4      1.4     11.8

    Technical Revisions    (3.2)    (2.4)    (5.6)    (4.9)   (15.4)   (20.3)
    Discoveries               -        -        -      2.1      2.6      4.7
    Acquisitions           72.8     22.9     95.6    278.3     79.3    357.6
    Dispositions           (0.4)    (0.1)    (0.5)    (0.7)    (0.7)    (1.4)
    Economic Factors        0.9      0.2      1.1      0.3      0.1      0.3
    Production            (21.7)       -    (21.7)  (111.3)       -   (111.3)
    -------------------------------------------------------------------------
    December 31, 2006     252.4     70.2    322.6    757.6    203.2    960.8
    -------------------------------------------------------------------------

                         Barrels of Oil Equivalent
                        --------------------------
                                            Proved
                                              plus
                         Proved  Probable probable
    Reconciliation
    Items(1)             (mmboe)  (mmboe)  (mmboe)
    ----------------------------------------------
    December 31, 2005     290.5     66.7    357.1
    Extensions              5.3      0.8      6.0
    Improved recovery       7.3      5.1     12.4

    Technical Revisions    (4.0)    (5.0)    (9.0)
    Discoveries             0.3      0.4      0.8
    Acquisitions          119.1     36.1    155.2
    Dispositions           (0.5)    (0.2)    (0.7)
    Economic Factors        1.0      0.2      1.2
    Production            (40.3)       -    (40.3)
    ----------------------------------------------
    December 31, 2006     378.7    104.1    482.8
    ----------------------------------------------
    (1) Columns may not add due to rounding. Gross interest reserves exclude royalty interests.

    c)  Reconciliation of Net Interest Reserves (working interest after royalty burdens and including royalty interests) using forecast prices and costs

                               Oil and NGLs                Natural Gas
                        -----------------------------------------------------
                                            Proved                     Proved
                                              plus                       plus
    Reconciliation       Proved  Probable probable  Proved  Probable probable
     Items(1)            (mmbbl)  (mmbbl)  (mmbbl)   (bcf)     (bcf)    (bcf)
    -------------------------------------------------------------------------
    December 31, 2005     177.1     39.4    216.5   462.8     109.8    572.6
    Extensions              2.0      0.3      2.2    14.9       2.2     17.1
    Improved recovery       3.8      4.5      8.3     8.8       1.5     10.2

    Technical revisions    (3.0)    (2.3)    (5.3)   (4.9)    (12.2)   (17.1)
    Discoveries               -        -        -     1.6       1.9      3.5
    Acquisitions           61.7     19.3     81.0   223.1      64.2    287.3
    Dispositions           (0.3)    (0.1)    (0.4)   (0.7)     (0.3)    (1.0)
    Economic factors        0.8      0.2      1.0     0.2       0.1      0.3
    Production            (18.5)       -    (18.5)  (87.8)        -    (87.8)
    -------------------------------------------------------------------------
    December 31, 2006     223.6     61.2    284.8   618.0     167.2    785.3
    -------------------------------------------------------------------------

                         Barrels of Oil Equivalent
                        --------------------------
                                            Proved
                                              plus
    Reconciliation       Proved  Probable probable
     Items(1)            (mmboe)  (mmboe)  (mmboe)
    ----------------------------------------------
    December 31, 2005     254.2     57.7    312.0
    Extensions              4.5      0.6      5.1
    Improved recovery       5.3      4.7     10.0

    Technical revisions    (3.8)    (4.3)    (8.1)
    Discoveries             0.3      0.3      0.6

    Acquisitions           98.8     30.0    128.9
    Dispositions           (0.5)    (0.2)    (0.6)
    Economic factors        0.9      0.2      1.1
    Production            (33.1)       -    (33.1)
    ----------------------------------------------
    December 31, 2006     326.6     89.1    415.7
    ----------------------------------------------
    (1) Columns may not add due to rounding.

    Total company interest proved plus probable reserves of 486 mmboe at the end of 2006 were 35 percent higher than proved plus probable reserves of
    360 mmboe at the end of 2005.

    d)  Net present value of future net revenue under forecast prices and costs ($ millions)
                                      Net present value of future net revenue
                                       before income taxes  (discounted (at))
                                     ----------------------------------------
    Reserve Category                            5%          10%          15%
    -------------------------------------------------------------------------
    Proved
      Developed producing               $    6,568   $    5,174   $    4,333
      Developed non-producing                  375          248          186
      Undeveloped                              784          475          308
    -------------------------------------------------------------------------
      Total proved                      $    7,727   $    5,897   $    4,826
    Probable                                 1,891        1,152          793
    -------------------------------------------------------------------------
    Total proved plus probable          $    9,618   $    7,049   $    5,619
    -------------------------------------------------------------------------

    Net present values are net of producing wellbore abandonment liabilities and are based on the price assumptions that are contained in the following table. The estimated future net revenues do not represent fair market value.

    e) Summary of pricing and inflation rate assumptions as of December 31,
2006 under forecast prices and costs

                                                Oil
                   ----------------------------------------------------------
                                      Edmonton       Hardisty        Cromer
                          WTI           Par           Heavy          Medium
                        Cushing      40 degrees     12 degrees     29 degrees
                       Oklahoma         API            API            API

    Year               ($US/bbl)     ($CAD/bbl)     ($CAD/bbl)     ($CAD/bbl)
    -------------------------------------------------------------------------
    Historical
    2002                  26.08          40.33          26.57          35.48
    2003                  31.07          43.66          26.26          37.55
    2004                  41.38          52.96          29.11          45.75
    2005                  56.58          69.11          34.07          56.62
    2006                  66.22          73.16          41.87          62.24
    Forecast
    2007                  62.00          70.25          39.25          61.25
    2008                  60.00          68.00          40.00          59.25
    2009                  58.00          65.75          39.75          57.25
    2010                  57.00          64.50          39.75          56.00
    2011                  57.00          64.50          40.25          56.00
    2012                  57.50          65.00          41.50          56.50
    2013                  58.50          66.25          42.50          57.75

    2014                  59.75          67.75          43.50          59.00
    2015                  61.00          69.00          44.25          60.00
    2016                  62.25          70.50          45.25          61.25
    2017                  63.50          71.75          46.00          62.50
    -------------------------------------------------------------------------
    Thereafter               2%             2%             2%             2%
    -------------------------------------------------------------------------

                   ----------------------------------------------------------
                       Natural
                       Gas AECO       Edmonton      Inflation      Exchange
                      gas price       Propane          rates           Rate
                                                                 ($US equals
    Year              ($CAD/mcf)     ($CAD/bbl)         (%)          $1 CAD)
    -------------------------------------------------------------------------
    Historical
    2002                  4.04           21.39           2.2           0.637
    2003                  6.66           32.14           2.8           0.721
    2004                  6.88           34.70           1.8           0.768
    2005                  8.58           43.04           2.2           0.825
    2006                  7.02           43.97           2.1           0.882
    Forecast
    2007                  7.20           45.00           2.0           0.870
    2008                  7.45           43.50           2.0           0.870
    2009                  7.75           42.00           2.0           0.870
    2010                  7.80           41.25           2.0           0.870
    2011                  7.85           41.25           2.0           0.870
    2012                  8.15           41.50           2.0           0.870
    2013                  8.30           42.50           2.0           0.870
    2014                  8.50           43.25           2.0           0.870
    2015                  8.70           44.25           2.0           0.870
    2016                  8.90           45.00           2.0           0.870
    2017                  9.10           46.00           2.0           0.870
    -------------------------------------------------------------------------
    Thereafter              2%              2%           2.0           0.870
    -------------------------------------------------------------------------

    f)  Future development costs under forecast prices and costs ($ millions)

                              Proved Future
                                Development
    Year                           Costs
    ----------------------------------------
    2007                          $    148
    2008                               166
    2009                                98
    2010                                73
    2011                                57
    2012 and subsequent                176
    ----------------------------------------
    Undiscounted total            $    718
    ----------------------------------------
    Discounted at 10%/yr          $    518
    ----------------------------------------

                          LETTER TO OUR UNITHOLDERS
    -------------------------------------------------------------------------
    >>

    Fourth Quarter 2006

    The fourth quarter of 2006 was remarkable, with Penn West Energy Trust achieving a record level of quarterly average production. At the same time, our unitholders were left to bear the immediate and harsh impact of the stated
intent of the Government of Canada to aggressively tax income trust distributions beginning in 2011.
    Following our merger with Petrofund Energy Trust in late June of 2006, we faced the task of integrating the staff and assets of the two entities into a newer, stronger Penn West Energy Trust. The time and extra effort required to effect this merger did impact the timing and execution of our 2006 capital program. In spite of these challenges, by the end of the fourth quarter of
2006, we were able to achieve consistent average daily production levels of approximately 130,000 barrels of oil equivalent per day and formulate a 2007 capital and operating plan to continue moving the trust forward. Our production in the fourth quarter of 2006 was 129,915 boe per day compared to
129,059 in the third quarter of 2006, and 98,205 in the fourth quarter of
2005.
    Operating costs for the fourth quarter of 2006 were consistent with the prior quarter reflecting our efforts to control costs in the face of the industry-wide high demand for oilfield services.
    Cash flow for the fourth quarter of 2006 was on target at $303 million
($1.23 per unit, basic), resulting in reported cash flow for 2006 of approximately $1.18 billion ($5.86 per unit, basic). If we had owned the
Petrofund assets for all of 2006, cash flow would have been approximately
$1.37 billion. Compared to 2005, commodity prices were lower in 2006; however, the impact was partially offset by realized oil and natural gas hedging gains of approximately $67 million, or $1.64 per barrel of oil equivalent. Gains realized on electricity hedges of approximately $18 million in 2006 also helped us flatten our operating costs. Our distribution payout ratio in 2006 was 69 percent, toward the upper end of our targeted 60 percent to 70 percent range, largely due to lower natural gas prices resulting from unseasonably warm early winter weather that kept storage levels high. Recent cold weather has helped AECO natural gas prices recover to current, one-year forward, levels of approximately $8.50 per mcf. AECO natural gas prices averaged $8.81 per mcf in 2006 and $8.58 per mcf in 2005. We remain comfortable with the strength of our balance sheet, as we exited 2006 with a bank debt to cash flow ratio of 0.9 to 1 including the Petrofund assets from January 1. As opportunities arise, we plan to continue adding oil, natural gas and electricity hedges. Our Board recently resolved to keep our distribution level at $0.34 per unit, per month, based on current forecasts of commodity prices and currently planned 2007 capital expenditures.

    Update on Unconventional Growth Opportunities

    We continue to focus our efforts on our Peace River Oil Sands project, where we hold 300,000 acres of 100 percent owned oil sands leases. Penn West currently estimates the project area contains 6.8 billion barrels of heavy oil resources in place(1). As at December 31, 2006, our independent reserves evaluators, GLJ Petroleum Consultants Ltd., assigned approximately 7.8 million barrels of proved plus probable reserves, including 5.2 million barrels of proved developed producing reserves, to our project. As we add production and delineate our project area with exploration wells in the future, we believe that the potential production and reserve additions could be very significant.
Our initial 2007 capital budget for this project, developed in the fall of
2006, was $100 million that included the drilling of 60 - 65 net wells, expenditures on production infrastructure, and expenditures on production optimization and engineering research related to water flood and thermal recovery techniques. In 2007 to date, we have drilled 11 horizontal wells and
12 exploration wells and our current production is 3,600 barrels of oil per day. We also plan to complete the installation of pipeline infrastructure from our Seal Main development area to our 13,500 barrel per day oil battery (in which we have a 35 percent interest) that is pipeline connected to Alberta markets. As a result of our continuing success adding production and encouraging results from our ongoing exploratory well program, our Board of
Directors recently approved an increase in the 2007 capital program to $175 million for this project, excluding acquisitions. The additional $75 million of capital will be used to accelerate our research, development drilling and to expand our processing capabilities in the project area. Using conventional, non-thermal recovery methods, our target production from the area is 6,000 -
8,000 barrels of oil per day by year-end 2007 and 20,000 barrels of oil per day within four years.
    On February 9, 2007, we announced that we signed an agreement to acquire a package of assets for $339 million before closing adjustments and rights of first refusal that will significantly bolster our infrastructure and operating presence in the Peace River Oil Sands. Approximately 80 percent of the acquisition, or 3,000 barrels of light oil per day and 6 mmcf per day of natural gas production, is situated in our Peace River Oil Sands area or adjacent areas, as are 190,000 net acres of undeveloped oil and natural gas leases. The deal also adds important infrastructure including a sales line connected 10,000 barrel per day oil processing facility, a natural gas plant and compression facility with a design capacity of 33 mmcf per day and associated all-weather roads.
    Penn West also has an approximate 40 percent interest in the Pembina field estimated to contain light oil resources in place of over 7 billion barrels(2). Of this total, we estimate that only 18 percent(2) has been recovered to date. The potential to recover significant additional light oil reserves keeps us focused on techniques that increase oil recovery rates.
    At our Pembina CO2 pilot project, we have injected in excess of a billion cubic feet of CO2 over the last two years. The pilot has exhibited good containment of injected CO2 and excellent ability to accept increasing injection rates. While the pilot oil production using vertical wells continues to increase, we will be expanding our pilot project to apply horizontal well technology to accelerate the production response and thus improve the capital payout timelines. As a result of delays associated with securing an economic supply of CO2, we forecast that the commercial start-up of the project will not occur until 2012. Currently, we are exploring using an approach that will integrate our Peace River Oil Sands and Pembina CO2 projects. If successful, we believe that we can demonstrate an economic, environmentally proactive approach to both enhancing recovery from mature light conventional oil fields and developing non-conventional resources of oil.

    Government of Canada Income Trust Tax Proposal

    In the fourth quarter of 2006, Penn West remained engaged on various fronts in response to the Government of Canada's October 31, 2006 proposed tax on income trust distributions. We are also looking at structural alternatives to help alleviate part or all of the negative effects of the proposed tax should it be enacted. The rules on undue expansion were clarified and Penn
West can grow its equity by approximately $10 billion over the next four years without prematurely triggering the proposed distribution tax. As a result, we have resumed our normal diligence, analyzing all potential strategic or accretive deals to increase the value of our unitholders' investment. We actively supported the formation of the Coalition of Canadian Energy Trusts.
This coalition, whose membership  actively supported the formation of the
Coalition of Canadian Energy Trusts. This coalition, whose membership includes all of the producing energy trusts in Canada, continues to work toward better awareness of the important role that energy trusts play in supporting the continued success of the energy industry in Canada. In addition, we support the efforts of the Canadian Association of Income Funds to mitigate what we believe is an ill-advised proposal by the Department of Finance. We will continue our efforts on behalf of our unitholders to restore investor confidence and move Penn West Energy Trust towards the future. If you have concerns about the tax proposal, we urge you to contact your local Member of
Parliament. Additionally, you can join the Canadian Association of Income
Trust Investors, a recently formed coalition of investors who are expressing their concerns to the Government of Canada, by visiting their website at
www.caiti.info.

    Looking Forward

    We are continuing to carry out all of our health, safety and environmental programs. We spent $27 million during 2006 on environmental programs and are allocating $40-50 million to this area in 2007. We are committed to proactive health, safety and environmental programs that will benefit our employees, contractors and our communities. Penn West is committed to providing the leadership for a health, safety and environmentally conscious culture at Penn West that will, in the long term, provide direct benefits to all unitholders.
    While our near-term focus is on the tax proposal, our long-term focus is on having a strong business plan that incorporates several of the possible outcomes of the proposal. In the interim, we will continue to execute plans for 2007 that will see Penn West Energy Trust work to maintain production volumes, improve capital efficiencies, and continue our efforts toward the realization of the significant and long term benefits the Peace River Oil
Sands project and the CO2 Enhanced Recovery projects could provide for the unitholders of Penn West.
    On behalf of the board and staff of Penn West Energy Trust, I wish to thank our unitholders for their continuing support of Penn West and for their continuing support against the proposed distribution tax. Your voice is being heard.

    <<
    On behalf of the Board of Directors,

    William E. Andrew
    President and CEO

    Calgary, Alberta
    February 26, 2007

    (1) Represents the mid case. Using the definitions set out in the
        Canadian Oil and Gas Handbook, these resources are considered
        "Discovered Resources". As Penn West is in the early stages of the project, these resources have not been classified into more specific categories. There is no certainty that a significant portion of these resources will be recovered or that a significant portion of the resources will be economically or technically feasible to produce in the future. Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources consist of economic and uneconomic resources with the estimated future recoverable portion classified as reserves or contingent resources.

    (2) Source: Alberta Energy and Utilities Board, "Alberta's Reserves 2004
        and Supply/Demand Outlook 2005-2014". In this publication, it was estimated that 15.8 percent of the Pembina field had been recovered by the year 2004. This estimate was extrapolated forward to arrive at
        Penn West's estimate of 18 percent at December 31, 2006.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
            For the three months and year ended December 31, 2006
    -------------------------------------------------------------------------

    This management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial information of Penn West Energy Trust ("Penn
West", "the Trust", "We" or "Our") for the three months and year ended
December 31, 2006 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2005. The date of this MD&A is February 26, 2007.

    All dollar amounts contained in this MD&A are expressed in millions of
Canadian dollars unless noted otherwise.
    Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method at the burner tip and does not necessarily represent a value equivalency at the wellhead.
    Measures including cash flow, cash flow per unit-basic, cash flow per unit-diluted, netbacks and distributable cash from operations included in this
MD&A are not defined in generally accepted accounting principles ("GAAP");
accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes cash flow, and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess our capacity to fund distributions and future capital programs.

    Calculation of Cash Flow

                                        Three months ended      Year ended
                                            December 31         December 31
                                     ----------------------------------------
    ($ millions, except
     per unit amounts)                    2006      2005      2006      2005
    -------------------------------------------------------------------------
    Cash flow from operating
     activities                       $  261.1  $  368.7  $1,106.3  $  932.8
    Increase (decrease) in
     non-cash working capital             32.9     (42.4)     43.6       1.8
    Payments for surrendered options         -         -         -     141.6
    Asset retirement expenditures          9.3       6.3      26.9      22.6
    Realized foreign exchange gain           -         -         -      85.8
    -------------------------------------------------------------------------
    Cash flow                         $  303.3  $  332.6  $1,176.8  $1,184.6
    -------------------------------------------------------------------------

    Basic per unit                    $   1.23  $   2.03  $   5.86  $   7.28
    Diluted per unit                  $   1.22  $   2.03  $   5.78  $   7.14
    -------------------------------------------------------------------------

    Quarterly Financial Summary
    ($ millions, except per unit and production amounts)

                                                Penn West Energy Trust
                                     ----------------------------------------
    Three months ended                 Dec. 31  Sept. 30   June 30   Mar. 31
                                          2006      2006      2006      2006
    -------------------------------------------------------------------------
    Gross revenues                    $  578.5  $  636.0  $  452.5  $  433.9
    Cash flow                            303.3     365.6     264.7     243.2
      Basic per unit(1)                   1.23      1.55      1.59      1.49
      Diluted per unit(1)                 1.22      1.53      1.56      1.47
    Net income                           122.9     177.8     220.5     144.4
      Basic per unit(1)                   0.44      0.66      1.34      0.88
      Diluted per unit(1)                 0.44      0.65      1.31      0.87
    Distributions declared               241.5     240.7     167.6     162.0
      Per unit                            1.02      1.02      1.02      0.99
    Dividends declared                       -         -         -         -
      Per unit(1)                     $      -  $      -  $      -  $      -
    Production
      Liquids(2) (bbls/d)               70,819    69,215    48,599    52,226
      Natural gas (mmcf/d)               354.6     359.1     267.9     266.9
      Total (boe/d)                    129,915   129,059    93,242    96,713
    -------------------------------------------------------------------------

                                                                   Penn West
                                                                   Petroleum
                                                                        Ltd.
                                     ----------------------------------------
    Three months ended                 Dec. 31  Sept. 30   June 30   Mar. 31
                                          2005      2005      2005      2005
    -------------------------------------------------------------------------
    Gross revenues                    $  554.5  $  535.0  $  424.2  $  405.3
    Cash flow                            332.6     334.9     257.0     260.1
      Basic per unit(1)                   2.03      2.06      1.58      1.61
      Diluted per unit(1)                 2.03      2.04      1.49      1.58
    Net income                           241.1     209.5      59.7      66.9
      Basic per unit(1)                   1.48      1.29      0.37      0.41
      Diluted per unit(1)                 1.46      1.27      0.34      0.41
    Distributions declared               151.8     127.3      42.4         -
      Per unit                            0.93      0.78      0.26         -
    Dividends declared                       -         -         -      10.8
      Per unit(1)                     $      -  $      -  $      -  $   0.07
    Production
      Liquids(2) (bbls/d)               51,953    51,634    50,633    53,162
      Natural gas (mmcf/d)               277.5     289.0     295.7     289.1
      Total (boe/d)                     98,205    99,802    99,910   101,343
    -------------------------------------------------------------------------

    (1) Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share in accordance with the plan of arrangement dated May 31, 2005 related to the trust conversion.
    (2) Includes crude oil and natural gas liquids.

    Petrofund Merger

    As of June 30, 2006, all approvals required to close the merger of Penn
West and Petrofund Energy Trust ("Petrofund") had been received and the merger was completed effective June 30, 2006. Petrofund unitholders received 0.6 of a
Penn West unit for each Petrofund unit exchanged and also received a special distribution of $1.00 per unit plus an adjustment of $0.10 per unit required to align the distribution dates of the trusts.
    Penn West accounted for the Petrofund merger as a purchase of Petrofund.
The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. If the merger had occurred on January 1, 2006, Penn West would have realized the following pro forma results for the year ended December 31, 2006:

    ($ millions, except per unit amounts)
    -------------------------------------------------------------------------
    Revenue                                                       $  2,496.5
    Net income                                                         722.9
      Basic per unit                                                    3.07
      Diluted per unit                                            $     3.03
    -------------------------------------------------------------------------
    Production (boe/d)                                               132,373
    -------------------------------------------------------------------------
    >>

    Business Environment

    The current business environment has moderate commodity prices, accessible capital markets, low interest rates by historical standards and a relatively stable regulatory environment other than the October 31, 2006
Government of Canada announcement of proposed changes to the taxation of income trusts.
    Continuing demand for crude oil from growing economies such as China and
India, along with political instability in parts of the world, resulted in stronger oil prices in 2006. The price of West Texas Intermediate ("WTI"), the primary benchmark for light crude oil prices, averaged US$66.22 per barrel in
2006, up by 17 percent from 2005.
    Heavy oil differentials narrowed in 2006 as asphalt and residual fuel markets' demand exceeded the normal seasonal demand early in 2006. The price was also supported by industry initiatives to improve access into U.S. heavy oil markets. The Canadian Bow River differential to WTI narrowed by 10 percent from 2005.
    AECO natural gas prices weakened in 2006, decreasing by 26 percent to
$6.53 per mcf from $8.81 per mcf in 2005. Warm 2005 and early 2006 winters in
North America resulted in lower demand and higher storage levels that lead to lower prices.
    Lower natural gas prices and a strengthening of the Canadian dollar relative to the US dollar more than offset the benefit of stronger oil prices.
Oil sales contracts are generally based on WTI prices denominated in US dollars; therefore the strengthening Canadian dollar reduces Canadian dollar realization. The average exchange rate increased from CAD$1.00 equals
USD$0.825 in 2005 to CAD$1.00 equals USD$0.882 in 2006. In early 2007, the
Canadian dollar has weakened to approximately CAD$1.00 equals USD$0.85
    Regulations and incentive programs governing the calculation of royalties have been stable in recent years; however, there can be no assurance they will not change in the future.
    High levels of industry activity increased operating costs in 2006 due to increases in the demand for energy, steel, services and other costs over 2005.
However, Penn West is encouraged that its fourth quarter 2006 operating costs per barrel of oil equivalent remained approximately level with the third quarter of 2006. The flat operating cost per barrel of oil equivalent was achieved by our initiatives to contain operating cost increases and by realizing approximately $17 million in gains on electricity hedges.
    We have a proven management team, dedicated employees and a business plan appropriate for an energy trust. Over the last 15 years, we progressed from a small explorer and producer to the top ranks of independent oil and natural gas producers in Western Canada. In 2005, we converted into the largest conventional oil and natural gas trust by production in Canada and added to production and reserves through the Petrofund merger in 2006. We have a disciplined approach to business that stresses cost control and product balance. Using this discipline, we have shown that we can explore for and develop grassroots reserves, and also successfully acquire and optimize producing fields. We have a diverse asset base in the Western Canada
Sedimentary Basin divided into three core areas ranging from southern Manitoba to regions bordering the Northwest Territories.
    Our goal is to create and protect unitholder value by:

    <<
    -   Pursuing an active program of internal development, focusing on low-risk opportunities to maintain production or reduce operating costs, and on resource plays such as the Peace River Oil Sands project and our portfolio of CO2 enhanced oil recovery projects;
    -   Participating in exploration, without the requirement to fund capital expenditures, through the farm-out of undeveloped lands;
    -   Rationalizing our asset base with the aim of maintaining
        distributions over the long term, including asset acquisitions and dispositions that are accretive or strategic; and
    -   Maintaining a strong balance sheet.

    Proposed Tax on Income Trusts

    On October 31, 2006, the Government of Canada announced proposed changes to the taxation of publicly traded income trusts. Commencing in 2011, taxes at estimated corporate tax rates were proposed on distributions that represent a return on capital by disallowing these distributions as a deduction in the calculation of the trust's taxable income. Subsequent to the October 31 announcement, the Government of Canada tabled draft legislation and clarified the rules related to "undue expansion". Recently, hearings of the House of
Commons' finance committee have been held; however, it is not yet clear what impact, if any, the hearings will have on the proposed tax. If the tax proposals are enacted into law as proposed on October 31, 2006, they could have some or all of the following impacts, and Penn West could take some or all of the following actions:

    -   If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.)
        and foreign investors will fall by an estimated 31.5 percent and
        26.5 percent, respectively;
    -   A portion of Penn West's cash flow could be allocated to the payment of cash distribution taxes, or other forms of tax, and will not be available for distribution or re-investment;
    -   It could be determined that it is more economic for Penn West to change its corporate structure to facilitate investing a higher proportion or all of its cash flow in exploration and development projects. Such a conversion and change to capital programs would result in a significant reduction or elimination of distributions and/or dividends;
    -   It could be determined that it is more economic to remain in the trust structure and pay corporate income taxes rather than the proposed distribution tax and pay all or a portion of our
        distributions on a return of capital basis at a potentially significantly lower payout ratio;
    -   Other strategic alternatives could be determined to be more economic than any of the above; and/or
    -   If income trusts are subsequently determined to be taxable entities for future income tax accounting purposes, the recording of an additional future income tax liability would be required and the change in the future income tax liability could be material.

    The table below, provided by the Government of Canada in a backgrounder accompanying its October 31, 2006 announcement, shows a simplified comparison of the effects of the proposed changes to investor tax rates in 2011;

                              Current System            Proposed System
                      -------------------------------------------------------
                       Income portion    Large    Income portion     Large
                          of trust    corporation    of trust    corporation
    Investor           distributions   (dividend)  distributions  (dividend)
    -------------------------------------------------------------------------
    Taxable Canadian
     individuals(1)               46%          46%        45.5%        45.5%
    Canadian tax-exempt
     investors                     0%          32%        31.5%        31.5%
    Taxable U.S. investors(2)     15%          42%        41.5%        41.5%
    -------------------------------------------------------------------------

    (1) All rates in the table are as of 2011, and include both entity- and investor-level tax (as applicable). Rates for "taxable Canadian individuals" assume that top personal income tax rates apply and that provincial governments increase their dividend tax credit for dividends of large corporations.
    (2) Canadian taxes only. U.S. tax will also apply in most cases, net of any foreign tax credits.

    Our Board of Directors and management team are reviewing the impact, if any, of the proposals on our business strategy.

    Unitholder Value Measures
                                                      Year ended December 31
                                         ------------------------------------
                                              2006         2005         2004
    -------------------------------------------------------------------------
    Cash flow per unit($)                     5.86         7.28         5.37
    Distributions per unit($)                 4.05         1.97            -
    Dividends per unit($)                        -         0.07         0.16
    Ratio of year-end bank debt to annual
     cash flow                                 1.1          0.5          0.6
    -------------------------------------------------------------------------

    We have a strong in-house professional and technical staff, an extensive base of undeveloped land (3.7 million net acres) and a strong balance sheet.
These attributes provide us the ability to pursue strategies of organic growth through development and optimization, growth through strategic or accretive acquisitions and the farm-out of undeveloped land. We believe in the application of financial discipline in all areas of operations as a key factor in achieving superior returns on investment for our unitholders.

    Performance Indicators

                                                      Year ended December 31
                                         ------------------------------------
                                              2006         2005         2004
    -------------------------------------------------------------------------
    Return on capital employed(1)            12.8%        17.0%         9.0%
    Total assets ($ millions)                8,070        3,967        3,867
    Return on equity(2)                      18.1%        28.3%        15.3%
    -------------------------------------------------------------------------
    (1) Net income before financing charges divided by average total liabilities less current assets.
    (2) Net income divided by average unitholders' equity.

    RESULTS OF OPERATIONS

    Production

                             Three months ended             Year ended
                                 December 31                December 31
                        -----------------------------------------------------
                                               %                          %
    Daily production        2006      2005  change     2006     2005   change
    -------------------------------------------------------------------------
    Natural gas (mmcf/d)   354.6     277.5     28     312.5    287.8       9
    Light oil and NGL
     (bbls/d)             48,233    33,227     45    39,514   33,137      19
    Conventional heavy
     oil (bbls/d)         22,586    18,726     21    20,776   18,705      11
    -------------------------------------------------------------------------
    Total production
     (boe/d)(1)          129,915    98,205     32   112,369   99,807      13
    -------------------------------------------------------------------------
    (1) Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1)
    >>

    The increase in production was generally due to the Petrofund merger closing at the end of June 2006, and to our development and optimization programs.
    We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe a balance by product helps to reduce exposure to price volatility that can affect a single commodity. Crude oil and NGL production averaged 70,819 barrels per day
(55 percent of production) in the fourth quarter of 2006 and natural gas production averaged 354.6 mmcf per day (45 percent of production) in the same quarter.
    We invested $159.4 million on capital expenditures and drilled 52 net wells in the fourth quarter of 2006. Drilling activity was focused in the
Central and Plains areas.

    Commodity Markets

    Natural Gas

    Natural gas prices declined throughout 2006, from close to record highs at the end of the prior year, due to a warm winter in 2005 - 2006 that weakened demand and resulted in higher than normal storage levels. Spot natural gas prices at AECO in the fourth quarter of 2006 increased by
$1.18 per mcf or 21 percent from the prior quarter to average $6.91 per mcf while decreasing by $4.70 per mcf or 40 percent from the fourth quarter of
2005. AECO gas prices of $6.53 per mcf in 2006 decreased by 26 percent from
$8.81 per mcf for the prior year.

    Crude Oil

    International crude oil prices remained strong with the benchmark West
Texas Intermediate price averaging US$59.96 per barrel in the fourth quarter of 2006. However, this was a decrease of US$10.52 per barrel from the prior quarter. Oil prices had reached near-record highs in 2006 with continued high demand for crude oil and refined products and political instability in the
Middle East. The Edmonton par price for light sweet crude oil remained strong year-over-year, slightly under performing WTI, due to a well-supplied crude oil market in Canada and the strengthening of the Canadian dollar relative to the US dollar.

    <<
    Average Sales Prices Received

                              Three months ended             Year ended
                                 December 31                December 31
                        -----------------------------------------------------
                                               %                          %
                            2006      2005  change     2006     2005   change
    -------------------------------------------------------------------------

    Natural gas ($/mcf) $   6.97  $  11.66    (40) $   6.75  $   8.68    (22)
    Risk management
     ($/mcf)                0.56         -      -      0.72      0.06  1,100
    -------------------------------------------------------------------------
    Natural gas net
     ($/mcf)                7.53     11.66    (35)     7.47      8.74    (15)
    -------------------------------------------------------------------------

    Light oil and
     liquids ($/bbl)       57.43     64.28    (11)    65.02     62.59      4
    Risk management
     ($/bbl)                0.01         -      -     (1.00)        -      -
    -------------------------------------------------------------------------
    Light oil and
     liquids net           57.44     64.28    (11)    64.02     62.59      2
    -------------------------------------------------------------------------

    Conventional heavy
     oil ($/bbl)           37.57     34.95      7     43.07     35.71     21
    -------------------------------------------------------------------------

    Weighted average
     ($/boe)               46.88     61.38    (24)    49.58     52.50     (6)
    Risk management
     ($/boe)                1.53         -      -      1.64      0.18    811
    -------------------------------------------------------------------------
    Weighted average net
     ($/boe)            $  48.41  $  61.38    (21) $  51.22  $  52.68     (3)
    -------------------------------------------------------------------------

    Operating Netbacks

                              Three months ended             Year ended
                                 December 31                December 31
                        -----------------------------------------------------
                                               %                          %
                            2006      2005  change     2006     2005   change
    -------------------------------------------------------------------------
    Natural gas
    Production (mmcf/day)  354.6     277.5     28     312.5     287.8      9
      Operating netback
       ($/mcf):
        Sales price     $   6.97  $  11.66    (40) $   6.75  $   8.68    (22)
        Hedging gain        0.56         -      -      0.72      0.06  1,100
        Royalties           1.61      2.67    (40)     1.51      1.86    (19)
        Operating costs     1.04      0.87     20      0.99      0.85     16
        Transportation      0.18      0.22    (18)     0.21      0.21      -
    -------------------------------------------------------------------------
        Netback         $   4.70  $   7.90    (41) $   4.76  $   5.82    (18)
    -------------------------------------------------------------------------
    Light oil and NGL
    Production
     (bbls/day)           48,233    33,227     45    39,514    33,137     19
      Operating netback
       ($/bbl):
        Sales price     $  57.43  $  64.28    (11) $  65.02  $  62.59      4
        Hedging
         gain/(loss)        0.01         -      -     (1.00)        -      -
        Royalties          10.21     11.46    (11)    10.51     10.17      3
        Operating costs    15.36     15.17      1     15.80     14.43      9
    -------------------------------------------------------------------------
        Netback         $  31.87  $  37.65    (15) $  37.71  $  37.99     (1)
    -------------------------------------------------------------------------
    Conventional
     heavy oil
    Production
     (bbls/day)           22,586    18,726     21    20,776    18,705     11
      Operating netback
       ($/bbl):
        Sales price     $  37.57  $  34.95      7  $  43.07  $  35.71     21
        Royalties           5.44      5.67     (4)     6.51      5.41     20
        Operating costs    11.88      9.64     23     11.22      9.30     21
        Transportation      0.07      0.10    (30)     0.07      0.09    (22)
    -------------------------------------------------------------------------
        Netback         $  20.18  $  19.54      3  $  25.27  $  20.91     21
    -------------------------------------------------------------------------
    Total liquids
    Production
     (bbls/day)           70,819    51,953     36    60,290    51,842     16
      Operating netback
       ($/bbl):
        Sales price     $  51.09  $  53.71     (5) $  57.46  $  52.89      9

        Hedging
         gain/(loss)        0.01         -      -     (0.66)        -      -
        Royalties           8.69      9.38     (7)     9.13      8.45      8
        Operating costs    14.25     13.18      8     14.22     12.58     13
        Transportation      0.02      0.04    (50)     0.03      0.03      -
    -------------------------------------------------------------------------
        Netback         $  28.14  $  31.11    (10) $  33.42  $  31.83      5
    -------------------------------------------------------------------------
    Combined totals

      Production(1)
       (boe/day)         129,915    98,205     32   112,369    99,807     13
      Operating netback
       ($/boe):
        Sales price     $  46.88  $  61.38    (24) $  49.58  $  52.50     (6)
        Hedging gain        1.53         -      -      1.64      0.18    811
        Royalties           9.12     12.52    (27)     9.10      9.74     (7)
        Operating costs    10.61      9.44     12     10.39      8.99     16
        Transportation      0.51      0.64    (20)     0.60      0.62     (3)
    -------------------------------------------------------------------------
        Netback         $  28.17  $  38.78    (27) $  31.13  $  33.33     (7)
    -------------------------------------------------------------------------
    (1) Boe or barrels of oil equivalent are based on six mcf of natural gas being equal to one barrel of oil (6:1).

    Production Revenues

    Revenues from the sale of crude oil, NGL and natural gas consisted of the following:

                                                      Year ended December 31
                                        -------------------------------------
    ($ millions)                              2006         2005         2004
    -------------------------------------------------------------------------
    Natural gas                         $    850.9   $    918.2   $    773.0
    Light oil and NGL                        923.4        757.0        537.7
    Conventional heavy oil                   326.6        243.8        210.6
    -------------------------------------------------------------------------
    Total                               $  2,100.9   $  1,919.0   $  1,521.3
    -------------------------------------------------------------------------

    The increase in revenue resulted from higher volumes due to the Petrofund merger and higher oil prices, partially offset by lower natural gas prices.

    Increases (Decreases) in Production Revenues

    ($ millions)
    -------------------------------------------------------------------------
    Gross revenues - 2005                                         $  1,919.0
    Increase in light oil and NGL production                           145.7
    Increase in light oil and NGL prices (including realized
     hedging activities)                                                20.7
    Increase in conventional heavy oil production                       27.0
    Increase in conventional heavy oil prices                           55.8
    Increase in natural gas production                                  78.8
    Decrease in natural gas prices (including realized
     hedging activities)                                              (146.1)
    -------------------------------------------------------------------------
    Gross revenues - 2006                                         $  2,100.9
    -------------------------------------------------------------------------

    Royalties

                                                      Year ended December 31
                                        -------------------------------------
                                              2006         2005         2004
    -------------------------------------------------------------------------
    Royalties ($ millions)              $    373.3   $    355.0   $    296.1
    Average royalty rate (%)                   18%          19%          20%
    $/boe                               $     9.10   $     9.74   $     7.65
    -------------------------------------------------------------------------

    Royalties, as a percentage of revenue, decreased in the quarter due to realized hedging gains. The Petrofund properties have higher average royalty rates than the Penn West properties, however, realized hedging gains reduced
2006 royalty rates compared to 2005.

    Expenses

                                                      Year ended December 31
                                        -------------------------------------
    ($ millions)                              2006         2005         2004
    -------------------------------------------------------------------------
    Operating                           $    426.3   $    327.4   $    300.4
    Transportation                            24.5         22.7         25.6
    Financing                                 49.3         23.2         17.0
    Equity-based compensation           $     11.3   $     77.2   $     84.1
    -------------------------------------------------------------------------

                                                      Year ended December 31
                                        -------------------------------------
    ($/boe)                                   2006         2005         2004
    -------------------------------------------------------------------------
    Operating                           $    10.39   $     8.99   $     7.75
    Transportation                            0.60         0.62         0.66
    Financing                                 1.20         0.63         0.45
    Equity-based compensation           $     0.27   $     2.12   $     2.17
    -------------------------------------------------------------------------

    Operating

    High levels of industry activity, in response to relatively high commodity prices, resulted in strong demand for oilfield services and labour that continued to put upward pressure on operating costs in 2006. In addition, higher energy costs translated into higher utility, chemical and trucking costs. A higher proportion of liquids production, combined with base production declines and interruptions, also contributed to higher per unit operating costs in 2006 than in 2005. The addition of the Petrofund assets with higher operating costs than Penn West's properties also contributed to the increase.
    During 2006, as natural gas prices fell from their close to record highs, some significant oil and natural gas companies cut their capital programs, helping to reduce demand for oilfield services. This, combined with internal initiatives targeted at reducing operating costs, resulted in the operating cost per barrel of oil equivalent in the fourth quarter of 2006 being approximately equal to the rate for the third quarter of 2006.

    Financing

    We use short-term money market instruments to realize lower interest rates at the shorter end of the yield curve. The short end of the yield curve has increased due to rate increases by the central banks in Canada and the United
States. The 2006 increase in interest expense was due to both an increase in the average outstanding debt balance and the increases in short- term interest rates over 2005. The average prime interest rate increased to 6.0 percent in the fourth quarter of 2006 from an average of 4.8 percent in the same quarter of 2005.
    Interest and other financing costs for the year ended December 31, 2006 increased to $49.3 million from $23.2 million in 2005. The increased average loan balance was principally due to the $610 million of debt assumed with the
Petrofund merger.

    Equity-Based Compensation

    On the close of the trust conversion on May 31, 2005, Penn West implemented a trust unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is expensed on a straight-line basis over the vesting periods of the rights. Prior to the trust conversion, the Trust's predecessor company,
Penn West Petroleum Ltd. ("the Company"), had a stock option plan with a cash settlement alternative; as a result, equity-based compensation was recorded based on changes in the intrinsic value of stock options.

    General and Administrative Expenses

                                                      Year ended December 31
                                        -------------------------------------
    ($ millions, except per boe amounts)      2006         2005         2004
    -------------------------------------------------------------------------
    Gross                               $     62.0   $     45.0   $     41.3
      Per boe                                 1.51         1.24         1.07
    Net                                       36.0         23.1         16.1
      Per boe                           $     0.88   $     0.64   $     0.42
    -------------------------------------------------------------------------

    Increases in total and per boe general and administrative costs in 2006 were due to higher staff levels following the Petrofund merger and higher compensation costs. The cost of hiring, compensating and retaining employees and consultants remains high due to strong demand for staff, particularly those with specialized training and experience. Increasing costs related to regulatory compliance also contributed to the increase.

    Taxes

                                                      Year ended December 31
                                        -------------------------------------
    ($ millions)                              2006         2005         2004
    -------------------------------------------------------------------------
    Capital                             $     14.7   $     14.7   $     10.1
    Current income                               -         54.1         17.8
    Future income (recovery)                (106.2)        (1.1)       109.6
    -------------------------------------------------------------------------
                                        $    (91.5)  $     67.7   $    137.5
    -------------------------------------------------------------------------

    Capital taxes recorded in 2006 were consistent with 2005 as higher revenues subject to the Saskatchewan resource surcharge, were offset by the enactment of the elimination of the Canadian federal large corporations tax and reductions to the rate of the Saskatchewan resource surcharge.
    In the second quarter of 2006, Penn West recorded a $74 million future income tax recovery to reflect corporate tax rate reductions substantively enacted by the federal, Alberta and Saskatchewan governments.
    Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate and other income taxes in the operating entities. Under the terms of its trust indenture, the Trust is required to distribute amounts equal to at least its taxable income. In the event that the
Trust has undistributed taxable income in a taxation year, an additional special taxable distribution, subject to certain withholding taxes, would be required by the terms of its trust indenture.

    If the proposed distribution tax is enacted and Penn West's structure is not changed, Penn West will become a taxable entity, and from 2011 and subsequent future income tax recoveries will likely not be recorded for income transfers to the trust.

    Tax Pools

                                                           As at December 31
                                        -------------------------------------

    ($ millions)                              2006         2005         2004
    -------------------------------------------------------------------------
    Undepreciated capital cost (UCC)    $    788.3   $    519.0   $    276.4
    Canadian oil and gas property
     expense (COGPE)                       1,091.0        707.6        611.5
    Canadian development expense (CDE)       428.8        329.8         95.4
    Canadian exploration expense (CEE)           -            -            -
    Non-capital losses                       106.1            -            -
    -------------------------------------------------------------------------
    Total tax pools                     $  2,414.2   $  1,556.4   $    983.3
    -------------------------------------------------------------------------

    The significant increase in the 2006 tax pools reflects the merger with
Petrofund. The tax pool figures are net of income deferred in operating partnerships.

    Depletion, Depreciation and Accretion ("DD&A")

                                                      Year ended December 31
                                        -------------------------------------
    ($ millions, except per boe amounts)      2006         2005         2004
    -------------------------------------------------------------------------
    Depletion of oil and natural
     gas assets(1)                      $    623.7   $    406.1   $    383.7
    Gas plant depreciation                    11.3         10.4         10.6
    Accretion of asset retirement
     obligation(2)                            19.7         21.1         18.8
    -------------------------------------------------------------------------
    Total DD&A                               654.7        437.6        413.1
    -------------------------------------------------------------------------
    DD&A expense per boe                $    15.96   $    12.01   $    10.67
    -------------------------------------------------------------------------
    (1) Includes depletion of the capitalized portion of the asset retirement obligation.
    (2) Represents the accretion expense on the asset retirement obligation during the period.

    Higher DD&A expense in 2006 versus 2005 was due to the Petrofund merger.
The merger was accounted for as a purchase with the purchase price allocated to the net assets acquired. The purchase allocation to oil and natural gas assets significantly increased our consolidated depletion base and therefore increased our DD&A rate.

    Foreign Exchange

    In 2006, we had no US-dollar-denominated debt. In 2005, the Company realized a foreign exchange gain of $85.8 million on the conversion of US-
denominated debt to Canadian dollar debt.

    Cash Flow and Net Income

                              Three months ended             Year ended
                                 December 31                December 31
                        -----------------------------------------------------
                                               %                          %
                            2006      2005  change     2006      2005  change
    -------------------------------------------------------------------------
    Cash flow
     ($ millions)       $  303.3  $  332.6     (9) $1,176.8  $1,184.6     (1)
      Basic per unit        1.23      2.03    (39)     5.86      7.28    (20)
      Diluted per unit      1.22      2.03    (40)     5.78      7.14    (19)

    Net income
     ($ millions)          122.9     241.1    (49)    665.6     577.2     15
      Basic per unit        0.44      1.48    (70)     3.32      3.55     (6)
      Diluted per unit  $   0.44  $   1.46    (70) $   3.27  $   3.48     (6)
    -------------------------------------------------------------------------

    Cash flow realized in 2006 decreased from 2005 due to lower natural gas prices offset by higher production and higher oil prices.
    Net income increased from 2005 levels due to higher production following the Petrofund merger and future income tax recoveries offset by lower natural gas prices.  The lower fourth quarter 2006 net income reflects higher depletion, depreciation and accretion charges following the Petrofund merger.

                                                      Year ended December 31
                        -----------------------------------------------------
                                    2006              2005              2004
                        -----------------------------------------------------
                          $/boe        %    $/boe        %    $/boe        %
    -------------------------------------------------------------------------
    Oil and natural gas
     revenues           $ 51.22    100.0  $ 52.68    100.0  $ 39.29    100.0
    Net royalties         (9.10)   (17.8)   (9.74)   (18.5)   (7.65)   (19.5)
    Operating expenses    10.39)   (20.3)   (8.99)   (17.1)   (7.75)   (19.7)
    Transportation        (0.60)    (1.2)   (0.62)    (1.1)   (0.66)    (1.7)
    -------------------------------------------------------------------------
    Net operating income  31.13     60.7    33.33     63.3    23.23     59.1
    General and
     administrative
     expenses             (0.88)    (1.7)   (0.64)    (1.2)   (0.42)    (1.1)
    Interest              (1.20)    (2.3)   (0.63)    (1.2)   (0.45)    (1.1)
    Realized foreign
     exchange gain            -        -     2.35      4.4     0.74      1.9
    Current and capital
     taxes                (0.36)    (0.7)   (1.89)    (3.6)   (0.71)    (1.8)
    -------------------------------------------------------------------------
    Cash flow             28.69     56.0    32.52     61.7    22.39     57.0
    Unrealized foreign
     exchange gain (loss)     -        -    (2.48)    (4.7)    0.30      0.8
    Equity-based
     compensation         (0.27)    (0.5)   (2.12)    (4.0)   (2.17)    (5.5)
    Risk management
     activities            1.18      2.3    (0.09)    (0.2)       -        -
    Depletion,
     depreciation and
     accretion           (15.96)   (31.2)  (12.01)   (22.8)  (10.67)   (27.2)
    Future income taxes    2.59      5.1     0.03        -    (2.83)    (7.2)
    -------------------------------------------------------------------------
    Net income          $ 16.23     31.7  $ 15.85     30.0  $  7.02     17.9
    -------------------------------------------------------------------------

    Capital Expenditures

                                Three months ended             Year ended
                                    December 31               December 31
                           --------------------------------------------------
    ($ millions)                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Property acquisitions
     (dispositions), net   $     10.9   $    (91.3)  $      5.6   $     (5.8)
    Land acquisition
     and retention                0.8          3.7         19.8         13.5
    Drilling and
     completions                 86.1         61.0        317.4        277.1
    Facilities and well
     equipping                   57.9         30.0        224.6        155.2
    Geological and
     geophysical                  1.0          0.8          3.6          7.4
    CO2 pilot costs               1.1          1.9          3.7          8.1
    Administrative                1.6          0.2          3.2          1.2
    -------------------------------------------------------------------------
    Capital expenditures        159.4          6.3        577.9        456.7
    -------------------------------------------------------------------------

    Petrofund merger                -            -      3,323.3            -
    -------------------------------------------------------------------------

    Total expenditures     $    159.4   $      6.3   $  3,901.2   $    456.7
    -------------------------------------------------------------------------
    >>

    We drilled 52 net wells in the fourth quarter of 2006, resulting in
12 net natural gas wells and 38 net oil wells with a success rate of
96 percent. Our drilling activities were focused in the Central and Plains areas. For 2006 we drilled 270 net wells, 105 net natural gas and 149 net oil wells with a success rate of 94 percent.
    CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.
    On June 30, 2006, we merged with Petrofund. The fair value of the oil and gas properties acquired of $3.3 billion was added to property, plant and equipment and the remaining $0.7 billion of the purchase price was attributed to goodwill. Goodwill was recorded to reflect that we increased our production capacity to levels which made us the largest conventional oil and gas royalty trust in North America, we increased our exposure to light oil giving us a better future product balance as we increase our future production from the
Peace River Oil Sands, we increased our reserve life index and technological access to, and staff with experience in, resource plays including the Weyburn
CO2 project and coalbed methane.
    Our farm-out program is ongoing; since 2005, 272 wells have been drilled on Penn West's lands, including re-completions and re-entries, by independent operators that incur drilling, completions and other capital costs on these properties. In the fourth quarter of 2006, 57 wells were drilled on our lands, bringing the total to 169 wells for 2006.
    In addition to the above capital expenditures, $1.7 million was capitalized in relation to future income taxes on minor acquisitions in the
Swan Hills area, with less tax basis than the purchase price, and
$55.9 million was capitalized from additions to and revisions of asset retirement obligations.

    Business Risks

    Market Risk Management

    We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk and foreign currency risk. From time to time, we attempt to minimize exposure to a portion of these risks using financial instruments.

    Commodity Price Risk

    We have substantial exposure to commodity price fluctuations. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors and storage levels influence natural gas prices.
Pursuant to our policies, we may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-
year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period.
    For a current summary of outstanding oil and natural gas hedging contracts, please refer to our website at www.pennwest.com.

    Credit Risk

    Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

    Interest Rate Risk

    We maintain our debt in floating-rate bank facilities, resulting in exposure to fluctuations in short-term interest rates. From time to time, we may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. In 2006, we entered into interest rate swaps that fix the interest rate for two years at 4.36 percent on $100 million of bank debt.

    Foreign Currency Rate Risk

    Prices received for sales of crude oil are referenced to, or denominated in, US dollars, and thus realized oil prices may be impacted by Canadian to
United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates. At December 31,
2006, we had no financial instruments outstanding related to foreign exchange rates.

    <<
    Liquidity and Capital Resources

    Capitalization

                                                      Year ended December 31
                        -----------------------------------------------------
                                    2006              2005              2004
    -------------------------------------------------------------------------
    ($ millions)                       %                 %                 %
    -------------------------------------------------------------------------
    Trust units issued,
     at market          $ 8,435     86.0  $ 6,203     90.5  $ 4,269     86.0
    Bank loan -
     long term            1,285     13.1      542      7.9      503     10.2
    Working capital
     deficiency(1)           86      0.9      127      1.6      190      3.8
    -------------------------------------------------------------------------
    Total enterprise
     value              $ 9,806    100.0  $ 6,872    100.0  $ 4,962    100.0
    -------------------------------------------------------------------------
    (1) Current assets minus current liabilities.
    >>

    On June 30, 2006, we issued approximately 70.7 million trust units on the close of the Petrofund merger. During 2006, 2.5 million units were issued in lieu of cash under the Distribution Re-investment and Optional Purchase Plan,
0.4 million units were issued on the exercise of rights under the Trust Unit
Rights Incentive Plan and 0.3 million units were issued to match employee contributions under the Trust Unit Savings Plan.
    During 2006, we paid distributions of $781.8 million compared to distributions of $270.9 million and dividends of $17.5 million in 2005. This reflects that we were a trust for the full year in 2006, we paid higher per unit distributions in 2006 and we issued additional units on the Petrofund merger.
    Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution.
The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, less those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution.
    Our philosophy is to retire approximately 10 percent of our opening asset retirement obligation annually, using our cash flow. Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program is sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow would be required to fund our environmental expenditures.
    Bank debt at December 31, 2006 was $1,285 million compared to
$542 million at December 31, 2005. In the third quarter of 2006, our wholly owned subsidiary, Penn West Petroleum Ltd., amended its unsecured, extendible, three-year revolving syndicated credit facility. The amended credit facility has an aggregate borrowing limit of $1.8 billion plus a $100 million swing line facility with stamping fees ranging from 60 - 115 basis points and standby fees ranging from 12.5 - 22.5 basis points depending on our ratio of consolidated bank debt to earnings before interest, taxes and depreciation and depletion ("EBITDA"). During 2006, the Company extended the facility termination date to August 25, 2009. As at December 31, 2006, there was
$515 million (2005 - $628 million) available under the syndicated credit facility to finance future activities.
    During 2006, the Company secured a $650 million bridge facility and utilized it to retire Petrofund's bank debt of $610 million on the close of the merger. The bridge facility was re-paid from the proceeds of the re-
syndication of the credit facility on August 25, 2006. On December 31, 2006, the Company was in compliance with all of the financial covenants under the credit facility. The financial covenants under the new syndicated credit facility are as follows:

    <<
    -   Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
    -   Consolidated total debt to EBITDA shall be less than 4:1; and
    -   Consolidated bank debt to total trust capitalization shall not exceed
        50 percent except in certain circumstances and shall not exceed
        55 percent.

    Reconciliation of Cash Flow from Operating Activities to Distributable
    Cash from Operations

    Penn West has elected to voluntarily present the following reconciliation of distributable cash from operations based on guidance contained in the
Canadian Institute of Chartered Accountants' related November 2006 draft interpretive release. In the draft release, sustainability concepts are discussed and distributable cash from operations is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair our ability to pay distributions.

                                Three months ended                Year ended
                                       December 31               December 31
    ($ millions, except    --------------------------------------------------
    per unit amounts)            2006         2005         2006       2005(1)
    -------------------------------------------------------------------------
    Cash flow from
     operating activities  $    261.1   $    368.7   $  1,106.3   $    696.5
    Productive capacity
     maintenance(2)            (148.5)       (97.6)      (572.3)      (212.1)
    -------------------------------------------------------------------------
    Distributable cash
     from operations            112.6        271.1        534.0        484.4
    Proceeds from the
     issue of trust units(3)     31.3          2.4        118.6          8.3
    Bank borrowings and
     working capital changes     97.6       (121.7)       159.2       (171.2)
    -------------------------------------------------------------------------
    Cash distributions
     declared              $    241.5   $    151.8   $    811.8   $    321.5
    Accumulated cash
     distributions,
     beginning                  891.8        169.7        321.5            -
    -------------------------------------------------------------------------
    Accumulated cash
     distributions,
     ending                $  1,133.3   $    321.5   $  1,133.3   $    321.5
    -------------------------------------------------------------------------

    Distributable cash
     from operations
     per unit, basic             0.48         1.66         2.66         2.98
    Distributable cash
     from operations
     per unit, diluted           0.47         1.63         2.62         2.92
    Distributable cash
     payout ratio(4)             2.14         0.56         1.52         0.66
    -------------------------------------------------------------------------

    Distributions declared
     per unit              $     1.02   $     0.93   $     4.05   $     1.97
    Distributions declared
     as a percentage of
     net income                  197%          63%         122%          56%
    Distributions declared
     as a percentage of
     cash flow                    80%          46%          69%          43%
    -------------------------------------------------------------------------
    (1) Includes the operations of Penn West subsequent to the effective date of the Trust conversion, May 31, 2005.
    (2) Please refer to our discussion of productive capacity maintenance below.
    (3) Consists of proceeds from the Distribution Reinvestment and Optional
        Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust
        Unit Savings Plan.
    (4) Represents cash distributions declared divided by distributable cash from operations.
    >>

    We strive to fund both distributions and capital programs from cash flow.
We budget our capital programs at approximately 40 - 50 percent of forecast cash flow. We believe that proceeds from the Distribution Re-investment and
Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of distributable cash from operations and capital efficiency.
    Productive capacity maintenance is generally the amount required in a period for an enterprise to maintain its ability to generate future cash flow from operating activities at a constant level. As commodity prices can be volatile, we define our productive capacity as production on a barrel of oil equivalent basis. Short-term variations in production levels are often experienced in our business. A quantifiable measure for these short-term variations is not objectively quantifiable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of distributable cash from operations is our actual capital expenditures during the period excluding the cost of any acquisitions or proceeds of any dispositions. We believe that our current capital programs will be sufficient to maintain our productive capacity in the medium term and set our hurdle rates for evaluating potential development and optimization projects accordingly.
    Our calculation of distributable cash from operations has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our distributable cash from operations calculation, includes a deduction for actual abandonment expenditures during the period. We believe that our philosophy, to retire approximately 10 percent of our opening asset retirement obligation on an annual basis, is sufficient to fund our asset retirement obligations over the life of our reserves.
    We currently have no financing restrictions caused by our debt covenants.
We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

    <<
    ($ millions, except indicators)                  As at December 31, 2006
    -------------------------------------------------------------------------

    Cumulative distributable cash from operations(1)              $  1,018.4
    Issue of trust units                                               126.9
    Bank borrowing and working capital change                          (12.0)
    -------------------------------------------------------------------------
    Cumulative cash distributions declared(1)                     $  1,133.3
    -------------------------------------------------------------------------

    Distributable cash payout ratio(2)                                  1.11
    -------------------------------------------------------------------------
    (1) Subsequent to the trust conversion on May 31, 2005.
    (2) Represents cumulative cash distributions paid divided by cumulative distributable cash from operations.

    Financial Instruments

    We currently have WTI crude oil collars on approximately 26,000 barrels per day from January 1 to December 31, 2007 and 10,000 barrels per day from
January 2008 to June 2008. The collars on the 26,000 barrels per day to
December 2007 have an average floor price of US$56.12 per barrel and an average ceiling price of US$83.50 per barrel. The 2008 WTI crude oil collars have an average floor price of US$60.00 per barrel and an average ceiling price of US$94.55 per barrel. In addition, Penn West has AECO natural gas collars on approximately 76 mmcf per day from January 1 to October 31, 2007 with an average floor price of $7.69 per mcf and an average ceiling price of
$9.79 per mcf.
    In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on
$100 million of bank debt.
    Other financial instruments outstanding at December 31, 2006 are Alberta electricity contracts, which fix electricity costs on 67 megawatts at
$49.55 per megawatt hour and 2 megawatts at $57.00 per megawatt hour.
    Mark to market amounts on all financial instruments outstanding on
December 31, 2006 are summarized in note 9 to the unaudited interim consolidated financial information. Please refer to Penn West's website at
www.pennwest.com for details of financial instruments currently outstanding.

    Outlook

    The outlook for oil and natural gas prices remains strong compared to historical levels. For 2007, we initially budgeted net capital expenditures of
$550 million to $650 million, to fund the drilling of 220 - 250 net wells.
Estimated average 2007 production was forecast between 130,000 boe per day and
132,000 boe per day. Based on a forecast WTI oil price of US$59.00 per barrel, a $7.25 per mcf natural gas price at AECO and an exchange rate of CAD$1.00 equals USD$0.86 for 2007, cash flow for 2007 was forecast to be between $1.1 billion and $1.4 billion.
    Subsequent to the completion of our 2007 budget, our board of directors approved the $339 million property acquisition announced in February 2007 and an increase to the budgeted capital program in the Peace River Oil Sands project to $175 million from $100 million.

    Sensitivity Analysis

    Estimated sensitivities to selected key assumptions on 2007 financial results before considering hedging impacts, the property acquisition announced on February 9, 2007 and the expanded capital program in the Peace River Oil
Sands, are outlined in the table below.

                                        Impact on             Impact on
                                       cash flow(1)         net income(1)
    -------------------------------------------------------------------------
    ($ millions, except
     per unit amounts)
    Change of:            Change  $ millions    $/unit  $ millions    $/unit
    -------------------------------------------------------------------------
    Price per barrel
     of liquids            $1.00       22.8       0.10       15.7       0.07
    Liquids production     1,000       16.9       0.07        9.3       0.04
                        bbls/day
    Price per mcf of
     natural gas           $0.10        9.7       0.04        6.7       0.03
    Natural gas
     production               10       23.1       0.10       12.0       0.05
                        mmcf/day
    Effective interest
     rate                     1%       13.5       0.06        9.3       0.04
    Exchange rate
     ($USD per $CAD)       $0.01       29.4       0.12       20.3       0.09
    -------------------------------------------------------------------------
    (1) The impact on cash flow and net income is computed based on 2007 forecast commodity prices and production volumes. The impact on net income assumes that the distribution levels are not adjusted for changes in cash flow thus changing the incremental tax rate.

    Contractual Obligations and Commitments

    We are committed to certain payments over the next five calendar years as follows:

    ($ millions)          2007     2008     2009     2010     2011 Thereafter
    -------------------------------------------------------------------------
    Transportation      $  20.0  $   9.2  $   4.7  $   1.9  $     -  $     -
    Transportation
     ($USD)                 2.5      2.3      2.3      2.3      2.3      8.6
    Power infrastructure    4.6      3.7      3.7      3.7      3.7      7.6
    Drilling rigs           6.9      7.7      2.4      1.2        -        -
    Purchase
     obligations(1)        13.2     13.3     13.3     13.3     13.3     54.3
    Office lease        $  12.0  $  17.9  $  17.5  $  15.1  $  14.3  $ 117.5
    -------------------------------------------------------------------------
    (1) These amounts represent estimated commitments of $95.5 million for
        CO2 purchases and $25.2 million for processing fees related to interests in the Weyburn Unit.

    On February 9, 2007, Penn West announced we had entered into an agreement to acquire conventional oil and natural gas assets. The transaction is expected to close in March 2007 subject to the satisfaction of certain conditions, including the rights of first refusal held on certain assets by working interest parties and the receipt of regulatory approvals. The purchase price of the asset package, prior to any reductions due to rights of first refusal, totals approximately $339 million before closing adjustments of an estimated $12 million, which will reduce the cash outlays on closing.
    Our credit facility expires in approximately three years, and if we were not successful in renewing it or replacing it, we would be required to repay all amounts then outstanding on the facilities in August 2009. As we maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facilities on acceptable terms.

    Equity Instruments

    -------------------------------------------------------------------------

    Trust units issued:
      As at December 31, 2006                                    237,126,219
      Issued on exercise of trust unit rights                          9,590
      Issued to employee savings plan                                 74,770
      Issued pursuant to distribution re-investment plan             450,095
    -------------------------------------------------------------------------
      As at February 26, 2007                                    237,660,674
    -------------------------------------------------------------------------

    Trust unit rights outstanding:
      As at December 31, 2006                                     11,284,872
      Granted                                                      3,713,469
      Exercised                                                       (9,590)
      Forfeited                                                     (218,100)
    -------------------------------------------------------------------------
      As at February 26, 2007                                     14,770,651
    -------------------------------------------------------------------------
    >>

    Disclosure Controls and Procedures

    We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws, and that our controls and procedures are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief
Financial Officer, to allow timely decisions regarding required disclosure.
Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the Chief Operating Officer and the
Chief Financial Officer.
    As at December 31, 2006, an evaluation was carried out, under the supervision of the Disclosure Committee and with the participation of management, of the effectiveness of our disclosure controls and procedures as defined under the Multilateral Instrument 52-109. As at December 31, 2006, the
design and operating effectiveness of our disclosure controls and procedures were assessed by our Chief Executive Officer and Chief Financial Officer to be
operating effectively.

    Internal Controls Over Financial Reporting

    We have assembled a team of qualified and experienced staff and consultants who have been working on compliance with the applicable regulations regarding internal controls over financial reporting. As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of
CEO/CFO certification of the effective operation of internal controls over financial reporting to 2008 will not affect us. We became a registrant of the
U.S. Securities and Exchange Commission and listed on the New York Stock
Exchange in June 2006. As a 2006 applicant, we are not required to certify or obtain auditor attestation of the operating effectiveness of our internal controls over financial reporting until we file our 2007 year-end audited financial statements. To date, all significant financial reporting processes have been documented and the resulting changes in internal control over financial reporting are substantially completed. Based on this work to date, no changes were made to our internal controls over financial reporting during the quarter ended December 31, 2006 that materially affected, or would be reasonably likely to materially affect, our internal controls over financial reporting.

    Accounting Changes and Pronouncements

    Financial Instruments, Other Comprehensive Income

    This pronouncement, effective for fiscal year-ends on or after October 1,
2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, is required in certain circumstances. We currently have no items that would create other comprehensive income. The fair value of financial instruments, which are designated as hedges, are to be included on the balance sheet as a financial asset or liability with the related mark-to-market gain or loss recognized in other comprehensive income. Financial instruments, not designated as hedges, will be valued at market with any related gains and losses recognized in income of the period. As we elected to account for all of our derivative financial instruments using the fair value method on July 1, 2005, this required change will have no effect on our reported financial position or net income or loss.

    Non-Monetary transactions

    Effective January 1, 2006, this accounting pronouncement requires that non-monetary transactions be measured at fair value unless certain conditions apply. This pronouncement did not impact our reported results.

    Related-Party Transactions

    In 2006, we paid $4.1 million (2005 - $2.1 million) of legal fees to a law firm of which a partner is also one of our directors.

    Off-Balance-Sheet Financing

    We have off-balance-sheet financing arrangements consisting of operating leases. The details of the operating lease payments are summarized in the
Contractual Obligations and Commitments section.

    Critical Accounting Estimates

    Our significant accounting policies are detailed in note 2 to the unaudited interim consolidated financial information. In the determination of financial results, we must make certain significant accounting estimates as follows:

    Full Cost Accounting

    We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.
    Our reserves were evaluated by GLJ Petroleum Consultants Ltd., an independent engineering firm. In both 2006 and 2005, our reserves were determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test.
To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a write-down against income must be made. We determined there was no ceiling test write-
down required at December 31, 2006.

    Asset Retirement Obligations

    The discounted, expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to our asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 6 to the unaudited interim consolidated financial information details the impact of these accounting recommendations.

    Financial Instruments

    Financial instruments, included in the balance sheets, consist of accounts and taxes receivable, the fair value of the derivative financial instruments, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the bank loan.
    All of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.
    Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that cash flows are sufficient to fund planned capital programs and distributions, costless collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

    Goodwill

    Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized, however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at December 31, 2006.

    Forward-Looking Statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-
looking statements are typically identified by words such as "anticipate",
"continue", "estimate", "expect", "forecast", "may", "will", "project",
"could", "plan", "intend", "should", "believe", "outlook", "potential",
"target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the nature of the proposed changes to the taxation of income trusts in Canada, the effects of the proposed changes to investor tax rates in 2011, the impact on our business of the proposed tax changes and the different actions that we might take in response to the proposed tax changes; the stability and growth potential of our asset base; our intention to focus our efforts on our Peace River Oil
Sands project and expand the project more rapidly in the future, including the estimated number of wells to be drilled in 2007, estimated 2007 capital expenditures levels and the anticipated nature of those expenditures, our intention to complete the installation of pipeline infrastructure to the main project development area, the daily production target by the end of 2007 and within four years for this project, and the recovery methods anticipated to be employed to attain these targets; our current estimate of the amount of heavy oil resources in place in our Peace River Oil Sands project area and our belief that the potential production and reserve additions for this project could be very significant; the timing for beginning carbon dioxide injection at the Joffre Viking Unit; our intention to continue to add oil, natural gas and electricity hedges; the estimated amount of light oil resources in place in the Pembina field, the amount of such resources that have been recovered to date and the potential to recover additional significant light oil reserves;

our intention to expand our Pembina carbon dioxide pilot project to apply horizontal well technology in order to accelerate the production response and thus improve the capital payout timelines; the anticipated timing for the commercial start-up of the Pembina CO2 project; our belief that we can demonstrate an economic, environmentally proactive approach to enhancing recovery from mature, light conventional oil fields and developing our non-conventional oil resources; the amount anticipated to be spent on environmental programs in 2007 and the long-term benefits to be derived therefrom by unitholders; our near-term and long-term business strategies
(including risk management strategies) and plans of management, including our intention in 2007 to maintain production volumes, improve capital efficiencies, and continue our efforts toward the realization of the significant and long term benefits the Peace River Oil Sands project and the
CO2 Enhanced Recovery projects could provide; our ability to explore for and develop grassroots reserves, and also successfully acquire and optimize producing fields; our intention to create and protect unitholder value by (i)
pursuing an active program of internal development (and the focus of such development), (ii) participating in exploration through the farm-out of undeveloped lands, (iii) rationalizing our asset base, and (iv) maintaining a strong balance sheet; our ability to pursue strategies of organic growth through development and optimization, growth through strategic or accretive acquisitions and the farm-out of undeveloped land; our desire to maintain an approximately balanced portfolio of liquids and natural gas production; the existence, operation and strategy of our risk management program, including methods of managing market risks, commodity price risks, credit risks, interest rate risks and foreign currency risks; our intention to retire approximately 10 percent of our opening asset retirement obligation annually using our cash flow; the intended use of proceeds received under the
Distribution Reinvestment and Optional Purchase Plan; the methods of funding distributions and maintaining or increasing our productive capacity over the medium and long term; our belief that our current capital programs will be sufficient to maintain our barrel of oil equivalent productive capacity in the medium term; our belief that our philosophy to retire approximately 10 percent of our opening asset retirement obligation on an annual basis is sufficient to fund our asset retirement obligations over the life of our reserves; our belief that our only significant long-term unfunded contractual obligation is for asset retirement obligations; our outlook for oil and natural gas prices;
our forecast 2007 net capital expenditures and the number of wells to be drilled; our estimated average 2007 production forecast; our budget for oil prices, natural gas prices and the USD/CAD exchange rate for 2007; our forecast cash flow for 2007; the timing for closing the acquisition announced on February 9, 2007 and the purchase price therefor; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when it expires; and the quantity and recoverability of our oil and natural gas reserves and resources.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms;
our ability to obtain all necessary approvals required to complete the acquisition announced on February 9, 2007 and to complete the acquisition when expected; and our ability to add production and reserves through our development and exploitation activities.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs;
risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in
Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust; failure to obtain required approvals or otherwise complete the acquisition announced on February 9, 2007 on the expected timeline or at all; and the other factors described under "Business
Risks" in this document and in Penn West's public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    Additional Information

    Additional information relating to Penn West, including its Annual
Information Form (when filed), is available on SEDAR at www.sedar.com.

    <<
                           Penn West Energy Trust
                         Consolidated Balance Sheets

                                                           As at       As at
                                                        December    December
    ($ millions, unaudited)                             31, 2006    31, 2005
    -------------------------------------------------------------------------

    Assets
    Current
      Accounts receivable                             $    268.7  $    214.4
      Risk management (note 9)                              54.0         8.5
      Other                                                 56.0        29.0
    -------------------------------------------------------------------------

                                                           378.7       251.9
    -------------------------------------------------------------------------
    Property, plant and equipment (note 4)               7,039.0     3,715.2
    Goodwill (note 3)                                      652.0           -
    -------------------------------------------------------------------------
                                                         7,691.0     3,715.2
    -------------------------------------------------------------------------
                                                      $  8,069.7  $  3,967.1
    -------------------------------------------------------------------------

    Liabilities and unitholders' equity
    Current
      Accounts payable and accrued liabilities        $    382.9  $    304.1
      Taxes payable                                          1.2        11.8
      Distributions payable                                 80.6        50.6
      Deferred gain on financial instruments (note 9)          -        11.9
    -------------------------------------------------------------------------
                                                           464.7       378.4
    -------------------------------------------------------------------------
    Bank loan (note 5)                                   1,285.0       542.0
    Asset retirement obligations (note 6)                  339.1       192.4
    Future income taxes                                    792.6       682.1
    -------------------------------------------------------------------------
                                                         2,416.7     1,416.5
    -------------------------------------------------------------------------
    Unitholders' equity
    Unitholders' capital (note 7)                        3,712.4       561.0
    Contributed surplus (note 7)                            16.4         5.5
    Retained earnings                                    1,459.5     1,605.7
    -------------------------------------------------------------------------
                                                         5,188.3     2,172.2
    -------------------------------------------------------------------------
                                                      $  8,069.7  $  3,967.1
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial information.

                           Penn West Energy Trust
           Consolidated Statements of Income and Retained Earnings

                                  Three months ended              Year ended
                                         December 31             December 31
    ($ millions, except per   -----------------------------------------------
     unit amounts, unaudited)       2006        2005        2006        2005
    -------------------------------------------------------------------------

    Revenues
      Oil and natural gas     $    578.5  $    554.5  $  2,100.9  $  1,919.0
      Royalties                   (109.0)     (113.1)     (373.3)     (355.0)
      Risk management (note 9)       4.8       (14.8)       42.8       (14.8)
    -------------------------------------------------------------------------
                                   474.3       426.6     1,770.4     1,549.2
    -------------------------------------------------------------------------

    Expenses
      Operating                    126.9        85.3       426.3       327.4
      Transportation                 6.1         5.7        24.5        22.7
      General and administrative    11.4         6.7        36.0        23.1
      Financing                     17.8         6.9        49.3        23.2

      Depletion, depreciation
       and accretion (note 4)      214.6       115.0       654.7       437.6
      Equity-based compensation
       (note 8)                      3.1         3.4        11.3        77.2
      Foreign exchange loss            -           -           -         4.5
      Risk management
       activities (note 9)         (10.6)        8.9        (5.8)      (11.4)
    -------------------------------------------------------------------------
                                   369.3       231.9     1,196.3       904.3
    -------------------------------------------------------------------------
    Income before taxes            105.0       194.7       574.1       644.9
    -------------------------------------------------------------------------

    Taxes
      Capital                        4.0         4.2        14.7        14.7
      Current income taxes             -           -           -        54.1
      Future income tax
       recovery                    (21.9)      (50.6)     (106.2)       (1.1)
    -------------------------------------------------------------------------
                                   (17.9)      (46.4)      (91.5)       67.7
    -------------------------------------------------------------------------

    Net income                $    122.9  $    241.1  $    665.6  $    577.2
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period      $  1,578.1  $  1,516.4  $  1,605.7  $  1,393.7
      Net income                   122.9       241.1       665.6       577.2
      Trust conversion costs           -           -           -       (32.9)
      Distributions declared      (241.5)     (151.8)     (811.8)     (321.5)
      Dividends declared               -           -           -       (10.8)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period            $  1,459.5  $  1,605.7  $  1,459.5  $  1,605.7
    -------------------------------------------------------------------------

    Net income per unit
      Basic                   $     0.44  $     1.48  $     3.32  $     3.55
      Diluted                 $     0.44  $     1.46  $     3.27  $     3.48
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial information.

                           Penn West Energy Trust
                    Consolidated Statements of Cash Flows

                                  Three months ended              Year ended
                                         December 31             December 31
                              -----------------------------------------------
    ($ millions, unaudited)         2006        2005        2006        2005
    -------------------------------------------------------------------------

    Operating activities
      Net income              $    122.9  $    241.1  $    665.6  $    577.2
      Depletion, depreciation
       and accretion (note 4)      214.6       115.0       654.7       437.6
      Future income tax
       recovery                    (21.9)      (50.6)     (106.2)       (1.1)
      Unrealized foreign
       exchange loss                   -           -           -         4.5

      Equity-based
       compensation (note 8)         3.1         3.4        11.3        77.2
      Risk management (note 9)     (15.4)       23.7       (48.6)        3.4
      Payments for surrendered
       options                         -           -           -      (141.6)
      Asset retirement
       expenditures                 (9.3)       (6.3)      (26.9)      (22.6)
      Change in non-cash
       working capital             (32.9)       42.4       (43.6)       (1.8)
    -------------------------------------------------------------------------
                                   261.1       368.7     1,106.3       932.8
    -------------------------------------------------------------------------

    Investing activities
      Additions to property,
       plant and equipment, net   (159.4)       (6.3)     (577.9)     (456.7)
      Petrofund merger costs         4.0           -       (25.0)          -
      Change in non-cash
       working capital             (28.3)       15.0        11.7       (63.2)
    -------------------------------------------------------------------------
                                  (183.7)        8.7      (591.2)     (519.9)
    -------------------------------------------------------------------------

    Financing activities
      Increase (decrease)
       in bank loan                132.6      (236.2)      132.6       (51.4)
      Issue of equity               31.3         2.4       118.6        23.7
      Distributions/dividends
       paid                       (241.3)     (143.6)     (781.8)     (288.4)
      Trust conversion costs           -           -           -       (36.3)
      Realized foreign
       exchange gain                   -           -           -        85.8
      Settlement of future
       income tax liabilities
       on trust conversion             -           -        15.5      (146.3)
    -------------------------------------------------------------------------
                                   (77.4)     (377.4)     (515.1)     (412.9)
    -------------------------------------------------------------------------

    Change in cash                     -           -           -           -
    Cash, beginning of period          -           -           -           -
    -------------------------------------------------------------------------
    Cash, end of period       $        -  $        -  $        -  $        -
    -------------------------------------------------------------------------

    Interest paid             $     14.5  $      6.3  $     44.4  $     22.9
    Income and capital
     taxes paid               $      0.9  $     15.4  $      8.6  $    241.2
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial information.

    Notes to the Unaudited Interim Consolidated Financial Information
    (All tabular amounts are in $ millions except numbers of units, per unit amounts, percentages and various figures in Note 9.)

    1.  Structure of Penn West

    On May 31, 2005, Penn West Petroleum Ltd. (the "Company") was reorganized into Penn West Energy Trust ("Penn West" or "the Trust") under a plan of arrangement entered into by Penn West and the Company and its shareholders. Shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol "PWT.UN". On June 22, 2006, the trust units commenced trading on the NYSE under the symbol "PWE".

    Penn West is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns
    100 percent of the common shares, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial information.

    Pursuant to the terms of net profit interest agreements (the "NPIs"),
    Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the
    NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

    Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses.

    2.  Significant accounting policies and basis of presentation

    This unaudited interim consolidated financial information has been prepared in accordance with Canadian generally accepted accounting principles and is consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2005. This financial information should accordingly be read in conjunction with Penn West's audited consolidated financial statements and notes thereto for the year ended December 31,
    2005. This unaudited interim consolidated financial information has been prepared on a continuity of interests basis as if Penn West historically carried on the business of the Company prior to the trust conversion. The consolidated financial statements included the accounts of the Company and its subsidiaries and partnerships prior to the trust conversion.
    After the trust conversion, the consolidated financial statements and information include the accounts of Penn West, its subsidiaries and partnerships.

    Petrofund Merger

    The business combination of Penn West and Petrofund Energy Trust
    ("Petrofund") was accounted for using the purchase method of accounting with Penn West acquiring Petrofund effective June 30, 2006.

    Goodwill

    Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis or more frequently if circumstances arise that would likely indicate impairment.

    The impairment test consists of two steps. First, the fair value of the reporting entity is compared to its carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the reporting entity as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

    3.  Merger with Petrofund

    Penn West and Petrofund merged effective June 30, 2006 pursuant to a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement,
    Petrofund unitholders received 0.6 Penn West units for each Petrofund unit exchanged and a special distribution of $1.00 per unit plus
    $0.10 per unit to align the distribution dates of the trusts. Penn West accounted for the merger as an acquisition of Petrofund by Penn West using the purchase method of accounting. This consolidated financial information of Penn West includes the results of operations and cash flows of Petrofund from July 1, 2006 forward. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities follows:

    Purchase Price
    -------------------------------------------------------------------------
    70.7 million Penn West trust units issued                     $  3,032.4
    Transaction costs                                                   25.0
    -------------------------------------------------------------------------
                                                                  $  3,057.4
    -------------------------------------------------------------------------

    Allocation of the Purchase Price
    -------------------------------------------------------------------------
    Property, plant and equipment                                 $  3,323.3
    Working capital (deficiency)                                       (10.0)
    Bank loan                                                         (610.4)
    Future income taxes                                               (199.5)
    Asset retirement obligations                                       (98.0)
    Goodwill                                                           652.0
    -------------------------------------------------------------------------
                                                                  $  3,057.4
    -------------------------------------------------------------------------

    4.  Property, plant and equipment

                                                        December    December
                                                        31, 2006    31, 2005
    -------------------------------------------------------------------------
    Oil and natural gas properties, including
     production and processing equipment              $  9,666.0  $  5,710.4
    Other                                                   17.2        14.0
    -------------------------------------------------------------------------
                                                         9,683.2     5,724.4
    -------------------------------------------------------------------------

    Accumulated depletion and depreciation              (2,549.1)   (1,925.4)
    Accumulated gas plant depreciation                     (95.1)      (83.8)
    -------------------------------------------------------------------------
                                                        (2,644.2)   (2,009.2)
    -------------------------------------------------------------------------
    Net book value                                    $  7,039.0  $  3,715.2
    -------------------------------------------------------------------------

    Other than Penn West's net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2006, additions to property, plant and equipment included a $55.9 million increase related to additions to and changes in estimates related to asset retirement obligations and a $1.7 million addition for future income taxes recorded on minor property acquisitions.

    An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2006. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests and the cost of unproved properties.

    5.  Bank loan

                                                        December    December
                                                        31, 2006    31, 2005
    -------------------------------------------------------------------------
    Bankers' acceptances and prime rate loans         $  1,285.0  $    542.0
    -------------------------------------------------------------------------

    As at December 31, 2006, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $1.8 billion plus a $100 million swing line facility, both of which expire on August 25, 2009. The credit facility contains provisions for stamping fees on bankers' acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

    Letters of credit totaling $0.4 million (December 31, 2005 - $9 million)
    were outstanding on December 31, 2006 that reduced the amount otherwise available to be drawn on the swing line facility.

    6.  Asset retirement obligations

    The total uninflated and undiscounted amount to settle Penn West's asset retirement obligations at December 31, 2006 was $1.3 billion
    (December 31, 2005 - $0.8 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2005 -
    1.7 percent) and the inflated amount was discounted using a credit-
    adjusted rate of 7.0 percent (2005 - 7.5 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund the obligations.

    Changes to asset retirement obligations were as follows:

                                                            2006        2005
    -------------------------------------------------------------------------
    Balance, beginning of period                      $    192.4  $    180.7
    Liabilities incurred during the period                  30.2         9.8
    Petrofund liabilities assumed on acquisition            98.0           -
    Increase in liability due to change in estimates        25.7         3.4
    Liabilities settled during the period                  (26.9)      (22.6)
    Accretion charges                                       19.7        21.1
    -------------------------------------------------------------------------
    Balance, end of period                            $    339.1  $    192.4
    -------------------------------------------------------------------------

    7.  Unitholders' equity

    Unitholders' capital                                   Units      Amount
    -------------------------------------------------------------------------
    Issued to settlor for cash, April 22, 2005             1,250  $        -
    Exchanged for Penn West shares, May 31, 2005     163,137,018       556.1

    Issued to employee trust unit savings plan           151,745         4.9
    -------------------------------------------------------------------------
    Balance, December 31, 2005                       163,290,013       561.0
    Issued on exercise of trust unit rights              407,750        10.6
    Issued to employee trust unit savings plan           295,449        12.3
    Issued to distribution reinvestment plan           2,459,870        96.1
    Issued on Petrofund merger                        70,673,137     3,032.4
    -------------------------------------------------------------------------
    Balance, December 31, 2006                       237,126,219  $  3,712.4
    -------------------------------------------------------------------------

    Contributed surplus                                     2006        2005
    -------------------------------------------------------------------------
    Balance, beginning of period                      $      5.5  $        -
    Equity-based compensation expense                       11.3         5.5
    Net benefit on rights exercised(1)                      (0.4)          -
    -------------------------------------------------------------------------
    Balance, end of period                            $     16.4  $      5.5
    -------------------------------------------------------------------------
    (1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders'
        capital.

                                  Three months ended              Year ended
    Units Outstanding                    December 31             December 31
    (millions of units)             2006        2005        2006        2005
    -------------------------------------------------------------------------
    Weighted average:

      Basic                        236.7       163.3       200.8       162.6
      Diluted                      239.5       166.5       203.5       165.9

      Outstanding:
       (as at December 31)

      Basic                                                237.1       163.3
      Basic plus trust unit rights                         248.4       172.7
    -------------------------------------------------------------------------

    8.  Equity-based compensation

    Trust unit rights incentive plan

    On the close of the trust conversion in May 2005, Penn West implemented a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit right exercise prices are administrated to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date upon which the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all monthly distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date vest over a three-year period and expire four years after the date of the grant.

                                          Year ended              Year ended
                                   December 31, 2006       December 31, 2005
                              -----------------------------------------------
                                            Weighted                Weighted
                                  Number     average      Number     average
                                 of unit    exercise     of unit    exercise
    Trust unit rights             rights       price      rights       price
    -------------------------------------------------------------------------
    Outstanding, beginning
     of period                 9,447,625  $    28.45           -  $        -
    Granted                    3,257,622       39.77  10,045,325       29.73
    Exercised                   (407,750)      24.65           -           -
    Forfeited                 (1,012,625)      33.38    (597,700)      28.46
    -------------------------------------------------------------------------
    Balance before reduction
     of exercise price        11,284,872       30.89   9,447,625       29.81
    Reduction of exercise
     price for distributions
     paid                              -       (3.13)          -       (1.36)
    -------------------------------------------------------------------------
    Outstanding,
     end of period            11,284,872  $    27.76   9,447,625  $    28.45
    -------------------------------------------------------------------------
    Exercisable,
     end of period             1,125,300  $    23.16           -  $        -
    -------------------------------------------------------------------------

    Penn West recorded compensation expense of $11.3 million for the year ended December 31, 2006 (2005 - $5.5 million). Compensation expense subsequent to the trust conversion is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

    During the year, Penn West adopted the recommendations in Emerging Issues
    Committee Abstract 162, "Stock-based compensation for employees eligible to retire before the vesting date". The recommendation requires early recognition of compensation expense for employees eligible to retire or for employees who will become eligible to retire during the vesting period. The adoption of these recommendations did not affect reported compensation expense.

    The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

                                                       Five-year  Three-year
                                                         vesting     vesting
    Three months ended December 31, 2006(1)               period      period
    -------------------------------------------------------------------------
    Average fair value of trust unit rights
     granted (per unit)                               $     6.98  $     7.18
    Expected life of trust unit rights (years)               4.5         3.0
    Expected volatility (average)                          25.5%       25.5%
    Risk-free rate of return (average)                      3.9%        3.9%
    Distribution yield                                     11.5%       11.5%
    -------------------------------------------------------------------------

    (1) Rights granted prior to November 13, 2006 vest over a five-year period. Rights granted subsequent to November 13, 2006 vest over a three-year period.

    Trust unit savings plan

    Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary. Penn West matches employee contributions at a rate of $1.50 for each $1.00. Both the employee's and Penn West's contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market.

    9.  Financial instruments

    Effective July 1, 2005, Penn West elected to discontinue the designation of financial instruments as hedges, choosing to account for these instruments using the fair value method. In accordance with the transitional accounting recommendations, the fair value of power contracts at July 1, 2005 in the amount of $16.7 million was recorded as a deferred gain and was taken into income over the remaining life of the contracts. Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

    The following table reconciles the changes in the fair value of financial instruments no longer designated as hedges:

    Risk management                                        December 31, 2006
    -------------------------------------------------------------------------
    Balance, December 31, 2005                                    $      8.5
    Unrealized gain on financial instruments:
      Commodities                                                       51.3
      Electricity contracts                                             (5.6)
      Interest rate swaps                                               (0.2)
    -------------------------------------------------------------------------
    Fair value, end of period                                     $     54.0
    -------------------------------------------------------------------------
    Deferred gain on financial instruments
    Balance, December 31, 2005                                    $    (11.9)
    Amortization                                                        11.9
    -------------------------------------------------------------------------
    Ending balance                                                $        -
    -------------------------------------------------------------------------

    Penn West had the following financial instruments outstanding as at
    December 31, 2006:

                        Notional     Remaining
                         volume         term        Pricing     Market value
    -------------------------------------------------------------------------
    Crude oil
      WTI Costless        3,000       Jan/07     US$ 56.67 to
       Collars           bbls/d     - Mar/07      $84.28/bbl    $        0.2
      WTI Costless        1,000       Jan/07     US$ 60.00 to
       Collars           bbls/d     - Jun/07       $73.10/bbl            0.2
      WTI Costless        1,000       Apr/07     US$ 60.00 to
       Collars           bbls/d     - Jun/07       $80.00/bbl            0.2
      WTI Costless       25,000       Jan/07     US$ 56.00 to
       Collars           bbls/d     - Dec/07       $83.80/bbl            7.9
      WTI Costless       10,000       Jan/08     US$ 60.00 to
       Collars           bbls/d     - Jun/08       $94.55/bbl            6.2
    Natural gas
      AECO Costless       9,200       Jan/07         $9.18 to
       Collars            mcf/d     - Mar/07       $12.97/mcf            1.0
      AECO Costless      73,400       Jan/07         $7.63 to
       Collars            mcf/d     - Oct/07        $9.68/mcf           20.8
    Electricity
      Alberta Power
       Pool Swaps         67 MW         2007       $49.55/MWh           17.3
      Alberta Power
       Pool Swaps          2 MW         2008       $57.00/MWh            0.4

    Interest rate                     Jan/07
     swaps               $100.0     - Mar/08           4.356%           (0.2)

    -------------------------------------------------------------------------
    Total                                                          $    54.0
    -------------------------------------------------------------------------

    10. Income taxes

    In the second quarter of 2006, a $74 million future income tax rate recovery was recorded to reflect corporate income tax rate reductions substantively enacted by the federal, Alberta and Saskatchewan governments.

    On October 31, 2006, the Government of Canada announced a proposed new distribution tax on publicly traded income trusts. Under the proposed rules, effective for the 2011 tax year, distributions representing return on capital would no longer be deductible for income tax purposes by certain publicly traded income trusts, including Penn West, and would be taxed on the amount of the distribution at an estimated corporate tax rate. To date, the tax proposals have not been substantively enacted and the impact on Penn West's organizational structure or current and future income taxes is not currently determinable.

    11. Related-party transactions

    During 2006, Penn West paid $4.1 million (2005 - $ 2.1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

    12. Subsequent event

    On February 9, 2007, Penn West announced it had entered into an agreement to acquire conventional oil and natural gas assets. The transaction is expected to close in March 2007 subject to the satisfaction of certain conditions, including the rights of first refusal held on certain assets by working interest parties and the receipt of regulatory approvals. The purchase price of the asset package, prior to any reductions due to rights of first refusal, totals approximately $339 million before closing adjustments of an estimated $12 million, which will reduce the cash outlays on closing.

                            Investor Information
    -------------------------------------------------------------------------
    >>

    Penn West Energy Trust is a senior oil and natural gas income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    A conference call will be held to discuss Penn West's results at 9:00
a.m. Mountain Standard Time, 11:00 a.m. Eastern Standard Time on Tuesday,
February 27, 2007. The North American conference call number is 800-733-7571 toll-free or 416-644-3423 in the Toronto area. A taped recording will be available until March 7, by dialing 877-289-8525 or 416-640-1917 and entering pass code 21216568 followed by the number sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website
www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1707200.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations, Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 20:53e 26-FEB-07